Exhibit 99.3

UNITED STATES BANKRUPTCY COURT

SOUTHERN DISTRICT OF NEW YORK

X
:
:
In re	:
	:	Chapter 11
AMBAC FINANCIAL GROUP, INC.,	:
	:	Case No. 10-15973 (SCC)
:
Debtor.	:
:
X

SECOND MODIFIED FIFTH AMENDED PLAN OF REORGANIZATION

OF AMBAC FINANCIAL GROUP, INC.

Peter A. Ivanick

Allison H. Weiss

HOGAN LOVELLS US LLP

875 Third Avenue

New York, NY 10022

Attorneys for the Debtor and Debtor in Possession

Dated: April 29, 2013

            New York, New York

i

J.	IRS Settlement	45
K.	Directors and Officers of the Reorganized Debtor	45
L.	Corporate Action	45
M.	Effectuating Documents; Further Transactions	46
N.	Exemption from Certain Taxes and Fees	46

ARTICLE V. TREATMENT OF EXECUTORY CONTRACTS AND UNEXPIRED LEASES		46

A.	Assumption or Rejection of Executory Contracts and Unexpired Leases	46
B.	Cure of Defaults for Assumed Executory Contracts and Unexpired Leases	47
C.	Claims Based on Rejection of Executory Contracts and Unexpired Leases	47
D.	Nonoccurrence of Effective Date	47

ARTICLE VI. PROVISIONS GOVERNING DISTRIBUTIONS		48

A.	Record Date for Distributions	48
B.	Timing and Calculation of Amounts to be Distributed	48
C.	Disbursing Agent	48
D.	Rights and Powers of Disbursing Agent	49
E.	Delivery of Distributions and Undeliverable or Unclaimed Distributions	49
F.	Compliance with Tax Requirements	51
G.	Allocations	51
H.	Setoffs and Recoupment	51
I.	Claims Paid or Payable by Third Parties	52

ARTICLE VII. PROCEDURES FOR RESOLVING CONTINGENT, UNLIQUIDATED, AND DISPUTED CLAIMS		52

A.	Resolution of Disputed Claims	52
B.	Disallowance of Claims	54
C.	Amendments to Claims	54

ARTICLE VIII. SETTLEMENT, RELEASE, INJUNCTION, AND RELATED PROVISIONS		54

A.	Discharge of Claims and Termination of Equity Interests	54
B.	Injunction	55
C.	Exculpation	55
D.	General Releases by the Debtor	56
E.	General Releases by Holders of Claims and Equity Interests	56
F.	Releases Required Pursuant to the Stipulation of Settlement	57
G.	Release of Liens	58
H.	Limitation on Applicability of Discharge, Release, and Injunction Provisions on the United States	59

ARTICLE IX. CONDITIONS PRECEDENT TO CONFIRMATION AND CONSUMMATION OF THE PLAN		60

A.	Conditions Precedent to Confirmation	60
B.	Conditions Precedent to Consummation	60
C.	Waiver of Conditions	60
D.	Effect of Nonoccurrence of Conditions	61

ARTICLE X. MODIFICATION, REVOCATION, OR WITHDRAWAL OF THE PLAN		61

A.	Modification and Amendments	61
B.	Effect of Confirmation on Modifications	62
C.	Revocation or Withdrawal of the Plan	62

ARTICLE XI. RETENTION OF JURISDICTION		62

ARTICLE XII. MISCELLANEOUS PROVISIONS		64

A.	Immediate Binding Effect	64
B.	Additional Documents	65
C.	Payment of Statutory Fees	65
D.	Dissolution of Committee	65
E.	Reservation of Rights	65
F.	Successors and Assigns	66
G.	Service of Documents	66
H.	Further Assurances	66
I.	Term of Injunctions or Stays	67
J.	Entire Agreement	67
K.	Exhibits and Related Documents	67
L.	Severability of Plan Provisions	67
M.	Closing of Chapter 11 Case	67
N.	Waiver or Estoppel Conflicts	68
O.	Conflicts	68

EXHIBITS

Exhibit A: Amended Tax Sharing Agreement

Exhibit B: Cooperation Agreement Amendment

Exhibit C: Cost Allocation Agreement

Exhibit D: New By-Laws

Exhibit E: New Certificate of Incorporation

Exhibit F: Offer Letter

Exhibit G: Ruling Request Agreement

Exhibit H: Schedule of Assumed Executory Contracts and Leases

Exhibit I: Warrant Agreement

INTRODUCTION

Ambac Financial Group, Inc. (the “Debtor”) respectfully proposes the following chapter 11 plan of reorganization (as amended, supplemented, or modified, the “Plan”). Capitalized terms used in the Plan and not otherwise defined shall have the meanings ascribed to such terms in Article I of the Plan.

ARTICLE I.

DEFINED TERMS, RULES OF CONSTRUCTION,

COMPUTATION OF TIME, AND GOVERNING LAW

A.	Defined Terms

1.	“5.875% Debentures Due 2103” means those certain 5.875% debentures due on March 24, 2103 and issued pursuant to the 2001 Indenture.

2.	“5.95% Debentures Due 2035” means those certain 5.95% debentures due on December 5, 2035 and issued pursuant to the 2003 Indenture.

3.	“5.95% Debentures Due 2103” means those certain 5.95% debentures due on February 28, 2103 and issued pursuant to the 2001 Indenture.

4.	“7-1/2% Debentures Due 2023” means those certain 7-1/2% debentures due on May 1, 2023 and issued pursuant to the 1991 Indenture.

5.	“9-3/8% Debentures Due 2011” means those certain 9-3/8% debentures due on August 1, 2011 and issued pursuant to the 1991 Indenture.

6.	“9.50% Senior Notes Due 2021” means those certain 9.50% senior notes due on February 15, 2021 and issued pursuant to the 2008 Indenture.

7.	“1991 Indenture” means that certain Indenture, dated as of August 1, 1991, between the Debtor and The Bank of New York Mellon, as successor indenture trustee to The Chase Manhattan Bank (National Association).

8.	“2001 Indenture” means that certain Indenture, dated as of August 24, 2001, between the Debtor and The Bank of New York Mellon, as successor indenture trustee to The Chase Manhattan Bank (National Association).

9.	“2003 Indenture” means that certain Indenture, dated as of April 22, 2003, between the Debtor and The Bank of New York Mellon, as successor indenture trustee to JPMorgan Chase Bank.

10.	“2008 Indenture” means that certain Indenture, dated as of February 15, 2006 between the Debtor and The Bank of New York Mellon (formerly known as The Bank of New York), as trustee, as supplemented by the Supplemental Indenture, dated as of March 12, 2008, between the Debtor and The Bank of New York Mellon (formerly known as The Bank of New York), as trustee.

11.	“AAC” means Ambac Assurance Corporation.

12.	“AAC Subgroup” means the subgroup of Affiliates, created pursuant to an amendment to the TSA entered into on June 7, 2010, of which AAC is the common parent, that are members of the Ambac Consolidated Group.

13.	“Accrued Professional Compensation” means all Claims for accrued fees and expenses for services rendered by a Professional through and including the Effective Date, to the extent such fees and expenses have not been paid pursuant to the Interim Compensation Order or any other order of the Bankruptcy Court and regardless of whether a fee application has been Filed for such fees and expenses.

14.	“Administrative Claim” means a Claim for costs and expenses of administration pursuant to Bankruptcy Code sections 503(b), 507(b), or 1114(e)(2), including, without limitation, (i) the actual and necessary costs and expenses incurred after the Commencement Date of preserving the Estate and operating the Debtor’s business; (ii) all fees and charges assessed against the Estate pursuant to 28 U.S.C. § 1930 and 28 U.S.C. § 3717; and (iii) all requests for compensation or expense reimbursement for making a substantial contribution in the Chapter 11 Case pursuant to Bankruptcy Code sections 503(b)(3)-(5).

15.	“Affiliate” means an “affiliate” as such term is defined in Bankruptcy Code section 101(2). For the avoidance of doubt, Affiliate includes AAC.

16.	“Allowed” means, with respect to a Claim against the Estate, (i) any Claim, proof of which has been timely Filed by the applicable Claims Bar Date; (ii) any Claim that is listed in the Schedules, as such Schedules may be amended by the Debtor from time to time in accordance with Bankruptcy Rule 1009, as liquidated in amount and not disputed or contingent, and with respect to which no contrary Proof of Claim has been timely Filed; (iii) any Claim Allowed pursuant to the Plan or a Final Order of the Bankruptcy Court; provided, however, that with respect to any Claim described in clauses (i) and (ii) above, such Claim shall be considered Allowed only if and to the extent that no objection to the allowance thereof has been interposed within the applicable period fixed by the Plan, the Bankruptcy Code, the Bankruptcy Rules, or by a Final Order of the Bankruptcy Court. Any Claim that has been or is hereafter listed in the Schedules as contingent, unliquidated, or disputed, and for which no Proof of Claim is or has been timely Filed, is not considered Allowed and shall be expunged without further action by the Debtor and without further notice to any party or action, approval, or order of the Bankruptcy Court.

17.	“Ambac Consolidated Group” means the group of Affiliates, of which the Debtor is the common parent, that files a single consolidated U.S. federal income tax return.

18.	“Ambac Entities,” as defined in the Stipulation of Settlement, means the Debtor, the Reorganized Debtor, and any and all of their current and former parents, Affiliates, subsidiaries, predecessors, successors, heirs, estates, administrators, and legal Representatives.

19.	“Amended Plan Settlement” means the global compromise and settlement of certain disputes among the Debtor, the Committee, AAC, the Segregated Account, the Rehabilitator and OCI, memorialized in that certain Mediation Agreement attached to the Disclosure Statement as Exhibit B (the “Mediation Agreement”), the Amended TSA, the Cost Allocation Agreement, and the Cooperation Agreement Amendment. The Amended Plan Settlement provides as follows:

(i)	Except as otherwise approved by the Rehabilitator, the Debtor shall use its best efforts to preserve the use of NOLs for the benefit of the AAC Subgroup as contemplated by the Amended Plan Settlement, including but not limited to refraining from taking any action that would result in, and taking such affirmative steps as are appropriate to avoid, any Deconsolidation Event. In furtherance of the foregoing, the Debtor shall, effective on the Plan Settlement Signing Date, use its best efforts to obtain a Confirmation Order from the Bankruptcy Court which (a) memorializes the parties’ intent to preserve the use of NOLs for the benefit of the AAC Subgroup and the Debtor and the Reorganized Debtor as contemplated by the Amended Plan Settlement, (b) approves the adoption by the Debtor and the Reorganized Debtor of an NOL-preservation plan to remain in effect so long as NOLs remain for the benefit of AAC as contemplated by the Amended Plan Settlement and vests continuing jurisdiction in the Bankruptcy Court to enforce restrictions adopted in connection with such plan, and (c) memorializes the parties’ intent that any subsequent bankruptcy filing by the Reorganized Debtor with the intent of rejecting the Amended Plan Settlement and/or seeking additional value from the AAC Subgroup for its use of the NOLs is a per se bad faith filing;

(ii)	the Debtor and AAC shall, and shall cause their affiliates to, enter into the Amended TSA and the Amended TSA shall replace, supersede, and nullify in its entirety the existing TSA; provided once the Amended TSA becomes effective, it shall have effect for all taxable periods beginning on or after January 1, 2011; provided, however, the NOL tolling provisions, which shall have effect as of October 1, 2011 (and the portion of the taxable year beginning on October 1, 2011 and ending on December 31, 2011 shall be considered a separate taxable period for purposes of determining amounts payable pursuant to the Amended TSA). The Amended TSA shall address certain issues including, but not limited to, the following:

(a)	Certain NOLs generated by the Ambac Consolidated Group on or prior to, and existing on, September 30, 2011 (the “Determination Date”), not taking into account the consequences of any settlement with respect to the IRS Dispute (“Pre-Determination Date NOLs”), shall be available for use by the AAC Subgroup as set forth in the Amended TSA and as described below.

(b)	Any NOLs generated by the AAC Subgroup determined on a separate company tax basis after the Determination Date (the “Post-Determination Date NOLs”) shall be available for use by the AAC Subgroup at no cost.

(c)	The portion of any NOLs generated during the taxable year 2011 shall be allocated to either the Pre-Determination Date NOLs or the Post-Determination Date NOLs on the basis of a deemed closing of the books and records of the AAC Subgroup and members of the Ambac Consolidated Group other than the members included in the AAC Subgroup (the “AFGI Subgroup”), as the case may be, as of the end of the Determination Date. For purposes of determining the amount of any NOLs, AMT NOLs, AMT credits or taxable income pursuant to the Amended Plan Settlement, (I) the AAC Surplus Notes issued in June 2010 will be considered indebtedness issued by AAC for federal income tax purposes, (II) the aggregate issue price, for federal income tax purposes, of the AAC Surplus Notes issued in June 2010 and subject to a call option letter agreement shall be treated as equal to $232 million and (III) the aggregate issue price, for federal income tax purposes, of the remaining AAC Surplus Notes issued in June 2010 shall be treated as equal to $1,060 million.

(d)	Unless and until there has been a Deconsolidation Event (as defined below), the amount of Pre-Determination Date NOLs allocated to, and available for use by, the AAC Subgroup to offset income for federal income tax purposes (the “Allocated AAC NOLs”) shall be an amount (such amount being hereinafter referred to as the “Allocated AAC NOL Amount”) equal to the lesser of

(1)	$3.65 billion; and

(2)

the total amount of Pre-Determination Date NOLs, MINUS the sum of (I) the amount of cancellation of indebtedness income realized within the meaning of IRC sections 61(a)(12) and 108(a), by the Debtor and any subsidiary not included in the AAC Subgroup in connection with the Plan, (II) the amount of interest expense of the AFGI Subgroup that is disallowed pursuant to IRC section 382(l)(5)(B) upon the consummation of the Plan or otherwise related to the case, and (III) the amount of NOLs reduced pursuant to the settlement of the IRS Dispute.

Pursuant to the Amended TSA, the AAC Subgroup may utilize the Allocated AAC NOL Amount to offset income for federal income tax purposes in exchange for a payment pursuant to the Amended TSA in an amount determined pursuant to the appropriate table contained in the Amended TSA, with the applicable percentage for the particular usage tier shown in such table being multiplied by the aggregate amount of the increase in the AAC Subgroup’s federal income tax liability that would have been owed and payable with respect to such taxable period to the extent that no portion of the (i) (A) Allocated AAC NOL Amount or (B) Post-Deconsolidation Allocated NOL Amount (as defined below), in each case, within the applicable NOL usage tier or (ii) AFGI NOL Amount (as defined below), as the case may be, would have been available in connection with such determination with respect to such taxable period (the “AAC Notional Federal Tax Amount”).

Any amounts due from AAC to the Debtor or the Reorganized Debtor, as applicable, for the use of NOLs pursuant to the Amended TSA shall be paid no later than forty-five (45) days after the due date (excluding extensions) of the consolidated tax return for the taxable period in question; provided that any such amounts due and owing prior to the Plan Settlement Closing Date shall be deposited in an escrow account established under section 6 of the Mediation Agreement, which will be transferred to the Debtor or the Reorganized Debtor, as applicable, on the Plan Settlement Closing Date; provided further, that AAC shall be entitled to offset and retain any portion of any amounts due pursuant to the tolling provisions of the Amended TSA to the extent that Debtor or the Reorganized Debtor have not previously made all payments to AAC required under the Amended TSA. The parties shall cooperate with each other and, upon reasonable request, provide information with respect to the tax matters set forth in the Amended Plan Settlement.

(e)

Beginning on the fifth anniversary of the Plan Settlement Effective Date, prior to the occurrence of a Deconsolidation Event, and subject to the consent of the Debtor or the Reorganized Debtor, as applicable, not to be unreasonably withheld, the AAC Subgroup may utilize NOLs in excess of the sum of (i) the Allocated AAC NOL Amount and (ii) the portion of the Post-Determination Date

NOLs that, in each case, has not been previously used to offset income for federal tax purposes (the “AFGI NOLs”) in exchange for a payment pursuant to the Amended TSA in an amount equal to 25% multiplied by the AAC Notional Federal Tax Amount.

(f)	Following the occurrence of a Deconsolidation Event, pursuant to the election set forth in clause 6(e)(i) of the Amended TSA, (1) the amount of Pre-Determination Date NOLs allocated to, and owned by, the AAC Subgroup (the “Post-Deconsolidation Allocated NOLs”) shall be an amount (such amount being hereinafter referred to as the “Post-Deconsolidation Allocated NOL Amount”) equal to (I) the Allocated AAC NOL Amount less (II) the AAC Pre-Deconsolidation Utilized NOL Amount (as defined below) and (2) all Post-Determination Date NOLs (to the extent not previously utilized by the AAC Subgroup) shall be allocated to, and owned by, the AAC Subgroup. The Debtor or the Reorganized Debtor, as applicable, in its sole discretion, may allocate incremental NOLs to the AAC Subgroup to increase the Post-Deconsolidation Allocated NOLs. AAC shall compensate the Debtor or the Reorganized Debtor, as applicable, for the use of the Post-Deconsolidation Allocated NOLs to offset income for federal income tax purposes in an amount determined pursuant to the appropriate table contained in the Amended TSA, with the applicable percentage for the particular usage tier shown in such table being multiplied by the AAC Notional Federal Tax Amount.

The “AAC Pre-Deconsolidation Utilized NOL Amount” is the portion of the Allocated AAC NOL Amount that is utilized to offset income for federal income tax purposes as provided in the Amended TSA by AAC following the Determination Date and prior to a Deconsolidation Event.

(g)	To the extent that the AAC Subgroup has any available Post Determination Date NOLs solely for purposes of determining the amounts payable under the Amended TSA, such Post-Determination Date NOLs shall be treated as being used prior to utilization of any Allocated AAC NOL Amount, Post-Deconsolidation Allocated NOL Amount or AFGI NOL Amount. It is understood that to the extent that the AAC Subgroup carries back any portion of the Allocated AAC NOL Amount to taxable periods beginning prior to January 1, 2011, solely for purposes of determining the amount of any NOL usage payments due to the Debtor under the Amended TSA, such portion of the Allocated AAC NOL Amount carried back to such prior taxable periods shall be treated as being utilized pursuant to subparagraph 3(c) of the Amended TSA. Any such carryback by the AAC Subgroup shall be deemed to be a carryback of Post-Determination Date NOLs prior to a carryback of any portion of the Allocated AAC NOL Amount.

(h)	Solely for purposes of determining the amounts payable under the Amended TSA, the Debtor or the Reorganized Debtor, as applicable, shall be treated as using the AFGI Allocated NOLs and any NOLs generated by the members of the AFGI Subgroup after the Determination Date (determined on a separate company tax basis without inclusion of the AAC Subgroup) prior to utilization of any Allocated AAC NOLs or Post-Determination Date NOLs. Prior to a Deconsolidation Event, the Debtor and any AFGI Subsidiary shall be able to utilize NOLs of the Group (other than any portion of the Allocated AAC NOL Amount and the Post-Determination Date NOLs, except as provided in subclause 3(c)(vii)(3) of the Amended TSA) in an amount equal to the AFGI NOL Amount, and following a Deconsolidation Event, the Ambac Consolidated Group shall be able to utilize the aggregate amount of the Ambac Consolidated Group’s NOLs, other than the Post¬Deconsolidation Allocated NOL Amount and the Post-Determination Date NOLs, in each case, to the fullest extent permitted by the Code without limitation or any requirement to pay or otherwise compensate AAC or any AAC Subsidiary. If and to the extent that the Debtor or the Reorganized Debtor, as applicable, or any subsidiary thereof other than a member of the AAC Subgroup (an “AFGI Subsidiary”) utilizes (i) any Allocated AAC NOLs or (ii) any Post-Determination Date NOLs, the Debtor or the Reorganized Debtor, as applicable, shall make a payment pursuant to the Amended TSA in an amount equal to 50% of the aggregate amount of the AFGI Subgroup’s federal income tax liability for the taxable year in which the NOLs are used that otherwise would have been paid by the Debtor or the Reorganized Debtor, as applicable, if such NOLs were not available for its use. Any use by the Debtor and the AFGI Subsidiaries of such NOLs shall be deemed to be a use of the Allocated AAC NOL Amount prior to a use of the Post-Determination Date NOLs.

(i)

With respect to any taxable year that includes a Deconsolidation Event, the Debtor or the Reorganized Debtor, as applicable, so long as it is the common parent of the Ambac Consolidated Group, shall, subject to the prior review and approval of the Rehabilitator, make valid and timely elections pursuant to Treasury Regulation Section 1.1502-36 to the extent permitted thereunder such that (1) the NOLs of the AAC Subgroup that exist immediately following a Deconsolidation Event will be an amount equal to the sum of the Post-Determination Date NOLs existing as of the Deconsolidation Event (to the extent not previously utilized by the AAC Subgroup) and the Post-Deconsolidation Allocated NOL Amount, and (2) no

reduction in the tax basis of any asset of the AAC Subgroup will be required pursuant to Treasury Regulation Section 1.1502- 36(d)(4)(i)(D), and no reduction in the amount of any deferred deduction will be required pursuant to Treasury Regulation Section 1.1502-36(d)(4)(i)(C). With respect to any taxable year that includes any event resulting in the application of Treasury Regulation Section 1.1502-36 to AAC or the AAC Subgroup other than a Deconsolidation Event (an “Adjustment Event”), the Debtor or the Reorganized Debtor, as applicable, so long as it is the common parent of the Ambac Consolidated Group, shall, subject to the prior review and approval of the Rehabilitator, make valid and timely elections pursuant to Treasury Regulation Section 1.1502-36 to the extent permitted thereunder such that (Y) the NOLs of the AAC Subgroup that exist immediately following such Adjustment Event will be an amount equal to the sum of the Post-Determination Date NOLs existing as of the Adjustment Event (to the extent not previously utilized by the AAC Subgroup prior to such Adjustment Event) and the Post-Deconsolidation Allocated NOL Amount determined as if the date of the Adjustment Event were a Deconsolidation Event and (Z) no reduction in the tax basis of any asset of the AAC Subgroup will be required pursuant to Treasury Regulation Section 1.1502-36(d)(4)(i)(D), and no reduction in the amount of any deferred deduction will be required pursuant to Treasury Regulation Section 1.1502-36(d)(4)(i)(C).

(j)

With respect to each taxable year of the Ambac Consolidated Group, if AAC or the Rehabilitator notifies the Debtor or the Reorganized Debtor, as applicable, at least 30 days before the Ambac Consolidated Group tax return is filed, that AAC or the Rehabilitator has reasonably determined that there exists uncertainty as to whether or not a Deconsolidation Event or Adjustment Event has occurred during such taxable year, the Debtor or the Reorganized Debtor, as applicable, so long as it is the common parent of the Ambac Consolidated Group, shall, subject to the prior approval of the Rehabilitator, make such protective elections or take other similar actions so that if such a Deconsolidation Event or Adjustment Event were determined subsequently to have occurred during such taxable year, the results contemplated by clause 6(e)(i) of the Amended TSA (as described above) would be achieved to the maximum extent possible. In addition, if AAC or the Rehabilitator believes that a Deconsolidation Event or Adjustment Event may have occurred in a taxable period for which no election or protective election was made pursuant to Treasury Regulation Section 1.1502-36, and if AAC or the Rehabilitator desires to obtain relief from the IRS (whether under Treasury Regulation Section 301.9100 or otherwise) for the failure to make such an election, the Debtor or the Reorganized Debtor, as applicable, shall reasonably cooperate with AAC and the Rehabilitator in obtaining such relief; provided, however, that (i) any costs incurred in connection with obtaining any such relief shall be borne solely by AAC and (ii) the Debtor or the Reorganized Debtor, as applicable, is permitted to review and comment on any written materials provided to the IRS with respect to such relief and attend any meetings or participate in any other communication with the IRS.

(k)	If a Deconsolidation Event occurs on a date other than the last day of a taxable year of the Ambac Consolidated Group, no election under Treasury Regulation Sections 1.1502-76(b)(2)(ii) or (iii) (a so-called “ratable allocation” election) shall be made in connection with determining the allocation of the items of the AAC Subgroup between the portion of such taxable year that ends on the date of the Deconsolidation Event and the remaining portion of such taxable year.

(l)	The amount due and payable from AAC to the Debtor or the Reorganized Debtor, as applicable, pursuant to the Amended TSA shall be the SUM of (i) any tax payable pursuant to IRC section 55 or any other similar provision under state or local law ( “AMT”) by the AAC Subgroup (the “AAC AMT”), (ii) any federal income tax owed by the AAC Subgroup as provided in the Amended TSA (the “AAC Federal Tax”) (reduced by any available tax credits previously generated by payment of the AAC AMT, including prior to the Effective Date, and not used in any prior taxable year), (iii) the sum of the amounts due and payable under clauses 3(c)(i) and (ii) of the Amended TSA (the “AAC Federal Tax Usage Amount”), and (iv) the excess of the AAC AMT NOL Usage Amount determined under subclause 3(c)(iii)(3) of the Amended TSA OVER the AAC Federal Tax Usage Amount. For the avoidance of doubt, amounts shall be due and payable from AAC to the Debtor or the Reorganized Debtor, as applicable, pursuant to subparagraph 3(a) and clauses 3(c)(i), (ii), and (iii) of the Amended TSA, irrespective of whether the AAC Federal Tax Usage Amount or the AAC AMT NOL Usage Amount arises prior or subsequent to a Deconsolidation Event.

(m)

Prior to a Deconsolidation Event and subject to clause 3(c)(iii) of the Amended TSA, the AAC Subgroup shall, for purposes of determining the AAC AMT, be permitted to utilize (subject to any restrictions imposed under the IRC or the Treasury Regulations promulgated thereunder) the NOLs of the Group available for use to offset AMT (“AMT NOLs”) in an aggregate amount (the “Allocated AAC AMT NOL Amount”) equal to the lesser of (i) $2.934 billion and (ii) the total amount of Pre-Determination Date

AMT NOLs MINUS the Debt Related Income MINUS the amount of AMT NOLs reduced pursuant to the settlement of the IRS Dispute. In addition, any AMT NOL generated by the AAC Subgroup determined on a separate company tax basis after the Determination Date (the “Post-Determination Date AMT NOLs”) shall be available for use by the AAC Subgroup at no cost. Further, it is understood that to the extent that the AAC Subgroup has any available Post-Determination Date AMT NOLs, solely for purposes of determining the amounts payable under the Amended TSA, such Post-Determination Date AMT NOLs shall be treated as being used prior to utilization of any Allocated AAC AMT NOL Amount or any Post-Deconsolidation Allocated AMT NOL Amount.

(n)	To the extent permitted under applicable law, upon a Deconsolidation Event the Debtor or the Reorganized Debtor, as applicable, shall allocate to AAC the amount of any unused AMT credits allocable to any AAC AMT not previously utilized by the AAC Subgroup. The “AAC Pre-Deconsolidation Utilized AMT NOL Amount” is the portion of the Allocated AAC AMT NOL Amount utilized to offset income for AMT purposes by the AAC Subgroup following the Determination Date and prior to a Deconsolidation Event (including any AMT NOLs to the extent that they were not subject to the payment requirements of the Amended TSA).

(o)	The AAC Subgroup may utilize (i) prior to a Deconsolidation Event, the Allocated AAC AMT NOL Amount or (ii) following a Deconsolidation event, the Post-Deconsolidation Allocated AMT NOL Amount, in each case, to offset income for AMT purposes (the “AAC AMT NOLs”). During any taxable period that the AAC Subgroup offsets income for AMT purposes by utilizing any portion of the Allocated AAC AMT NOL Amount or Post¬Deconsolidation Allocated AMT NOL Amount, as the case may be, AAC shall make payments to the Debtor or the Reorganized Debtor, as applicable, within the time and in the manner prescribed under the Amended TSA in an amount equal to the excess of (Y) the AAC AMT NOL Usage Amount over (Z) the AAC Federal Tax Usage Amount. The AAC AMT NOL Usage Amount shall be equal to the product of (a) the applicable percentages set forth on the appropriate table contained in the Amended TSA, multiplied by (b) (X) the aggregate amount of the AAC Subgroup’s AMT liability for the taxable year that otherwise would have been paid by the AAC Subgroup if such AAC AMT NOLs were not available for its use MINUS (Y) the Annual AMT NOL Usage Credit.

(p)	“Annual AMT NOL Usage Credit” shall generally mean with respect to the taxable period beginning on October 1, 2011, $1 million; during the second (2nd) through seventh (7th) taxable periods following the taxable period beginning on October 1, 2011, the sum of (1) $3 million and (2) the excess of $3 million over the lesser of (Y) the portion of the Annual AMT NOL Usage Credit actually utilized in the immediately prior taxable period and (Z) $3 million; during the eighth (8th) taxable period following the taxable period beginning on October 1, 2011, the sum of (1) $10 million and (2) the excess of $3 million over the lesser of (Y) the portion of the Annual AMT NOL Usage Credit actually utilized in the immediately prior taxable period and (Z) $3 million; and during the ninth (9th) taxable period following the taxable period beginning on October 1, 2011 and any taxable period thereafter, the Annual AMT NOL Usage Credit shall be equal to the sum of (1) $10 million and (2) the excess of $10 million over the lesser of (Y) the portion of the Annual AMT NOL Usage Credit actually utilized in the immediately prior taxable period and (Z) $10 million.

(q)	Notwithstanding any other provision of the Amended TSA, (i) any AMT NOL carryover amounts described in the Annual AMT NOL Usage Credit attributable to any specific taxable year may only be carried to the next succeeding taxable year and may not be carried into any other taxable year, (ii) the sum of Annual AMT NOL Usage Credits utilized by the AAC Subgroup shall not exceed in the aggregate $60 million throughout the term of the Amended TSA, and (iii) the Annual AMT NOL Usage Credit shall not be utilized in the event that the Federal Tax Usage Amount exceeds the AAC AMT Usage Amount (as calculated before giving effect to such Annual AMT NOL Usage Credit).

(r)	In any taxable year in which any portion (expressed in U.S. Dollars) of any Post-Determination Date NOLs (including any such NOLs comprising all or a portion of the Post-Deconsolidation Allocated NOL Amount) are deemed utilized, an equivalent portion (expressed in U.S. Dollars) of the Allocated NOL Amount (including any such NOLs comprising all or a portion of the Post¬Deconsolidation Allocated NOL Amount), to the extent that the Allocated NOL Amount has not been utilized in a prior taxable year, shall be characterized as arising in the same taxable year that such portion of the Post-Determination Date NOLs arose and such portion of the Allocated NOL Amount shall not expire until the latest taxable year to which such portion of the deemed utilized Post-Determination Date NOLs can be carried forward pursuant to IRC section 172.

(s)	In any taxable year in which any portion (expressed in U.S. Dollars) of any Post-Determination Date AMT NOLs (including any such NOLS comprising all or a portion of the Post-Deconsolidation Allocated AMT NOL Amount) are deemed utilized, an equivalent portion (expressed in U.S. Dollars) of the Allocated AMT NOL Amount (including any such NOLs comprising all or a portion of the Post-Deconsolidation Allocated AMT NOL Amount), to the extent that the Allocated AMT NOL Amount has not been utilized in a prior taxable year, shall be characterized as arising in the same taxable year that such portion of the Post-Determination Date AMT NOLs arose and such portion of the Allocated AMT NOL Amount shall not expire until the latest taxable year to which such portion of the deemed utilized Post-Determination Date AMT NOLs can be carried forward pursuant to IRC section 172.

(t)	The Reorganized Debtor shall implement the directive (Control No. LB&I-04-0712-009), dated July 30, 2012, issued by the Large Business & International Division of the IRS, relating to partial worthlessness deductions for eligible securities reported by insurance companies (the “Section 166 Directive”) by causing the Ambac Consolidated Group to (i) file, in accordance with the terms of the Section 166 Directive, a properly completed original (or amended, as the case may be) consolidated federal tax return for the taxable period beginning on January 1 of the taxable year for which the Ambac Consolidated Group first implements the Section 166 Directive, which return shall claim deductions pursuant to the Section 166 Directive in the maximum amount permitted to be claimed for such taxable period under the terms of the Section 166 Directive, and (ii) to file, in accordance with the terms of the Section 166 Directive, a properly completed original (or amended, as the case may be) consolidated federal tax return for each subsequent taxable period, which return shall claim deductions pursuant to the Section 166 Directive in the maximum amount permitted to be claimed for such taxable period under the terms of the Section 166 Directive.

(u)	Fifty percent (50%) of the excess (if any) of (i) the Ambac Consolidated Group’s NOLs that are carried forward into the taxable period beginning on January 1, 2013 taking into account the group’s implementation of the Section 166 Directive over (ii) the Ambac Consolidated Group’s NOLs that are carried forward into the taxable period beginning on January 1, 2013 without taking into account the group’s implementation of the Section 166 Directive shall be treated as Post-Determination Date NOLs. No portion of incremental NOLs triggered by implementation of the Section 166 Directive shall be treated as Pre-Determination Date NOLs.

(v)	The foregoing provisions and procedures reflected in I.A.19(ii)(t) and (u) above shall also apply for purposes of determining and allocating AMT NOLs attributable to the Ambac Consolidated Group’s implementation of the Section 166 Directive.

(w)	The Reorganized Debtor will implement the Section 166 Directive in an initial taxable year (other than 2009) permitted by the Section 166 Directive that results in the largest increase in the Ambac Consolidated Group’s NOLs;

(iii)	the Debtor and AAC shall, and shall cause their affiliates to, enter into the Cost Allocation Agreement, which agreement shall become effective on the Plan Settlement Effective Date. The Cost Allocation Agreement shall provide for the following:

(a)	Until (and including) the fifth anniversary of the Plan Settlement Effective Date, AAC shall promptly pay all reasonable operating expenses of the Debtor and the Reorganized Debtor annually in arrears, subject to a $5 million per annum cap. Following the fifth anniversary of the Plan Settlement Effective Date, AAC shall, only with the approval of the Rehabilitator, pay all reasonable operating expenses of the Debtor and the Reorganized Debtor in arrears subject to a $4 million per annum cap. In the event that the Rehabilitator declines to approve AAC’s request to pay reasonable operating expenses of the Debtor and the Reorganized Debtor in any such year, the Debtor and the Reorganized Debtor shall have no further obligations under the Amended Plan Settlement.

(b)	The Debtor or the Reorganized Debtor, as applicable, shall prepare in good faith an annual operating expense budget (based on reasonable assumptions) for the forthcoming fiscal year in a form reasonably satisfactory to the Rehabilitator (each, an “Annual Budget”). As soon as available, and in any event within 30 days prior to the commencement of each calendar year, the Debtor or the Reorganized Debtor, as applicable, shall provide each Annual Budget to the Rehabilitator. Within 45 days after each March 31, June 30 and September 30, the Debtor or the Reorganized Debtor, as applicable, shall provide the Rehabilitator with a comparison (in form reasonably satisfactory to the Rehabilitator) of (i) actual expenses incurred through such date, and expenses expected to be incurred from such date until the end of the then-current fiscal year, to (ii) the projected expenses as set forth on the Annual Budget. The Debtor’s and the Reorganized Debtor’s actual operating expenses shall not exceed the amounts set forth in the Annual Budget unless such excess expenses are reasonable.

(c)	AAC’s obligation to reimburse the Debtor’s and the Reorganized Debtor’s operating expenses shall terminate upon the earlier to occur of the following events: (i) a breach by the Debtor of any material term of the Mediation Agreement (including, but not limited to, filing for a new bankruptcy or taking any action which impairs the ability of AAC and/or the Rehabilitator to continue to use NOLs in accordance with the Amended Plan Settlement); and (ii) the imposition, under IRC section 382(a) of an annual “section 382 limitation” (within the meaning of IRC section 382(b)) of $37.5 million or less on the use of NOLs available to the AAC Subgroup under the Amended Plan Settlement. In addition, AAC may elect to terminate its obligation to reimburse the Debtor’s and the Reorganized Debtor’s operating expenses to the extent that none of the NOLs included in the Allocated NOL Amount remains available for use by the AAC Subgroup.

(d)	Until AAC’s obligation to reimburse the Debtor’s and the Reorganized Debtor’s operating expenses shall have terminated as provided in section 3(c) of the Mediation Agreement, the Reorganized Debtor shall not make any cash distributions to Holders of New Common Stock if, following such distribution, the Reorganized Debtor would have total unrestricted cash and other liquid assets of less than $5 million.

(iv)

notwithstanding any existing agreement between AAC and the Debtor and subject to the following sentence, effective on the Plan Settlement Signing Date, AAC and the Debtor will share all reasonable litigation fees and expenses incurred by the Debtor on or after the November 1, 2010, in the IRS Dispute, including the IRS Adversary Proceedings and any related proceedings (and any appeals relating to the foregoing), on the basis of 85% to AAC and 15% to the Debtor. Furthermore, AAC agrees to pay the Debtor (a) on the Plan Settlement Signing Date, or as soon as practicable thereafter, an amount equal to 85% of all expenses incurred by the Debtor on or after November 1, 2010, and through the Plan Settlement Signing Date in relation to the IRS Dispute (subject to a $2 million credit for amounts already paid by AAC in connection with the IRS Dispute) and (b) on a monthly basis following the Plan Settlement Signing Date an amount equal to 85% of all reasonable expenses incurred by the Debtor on or after the Plan Settlement Signing Date in relation to the IRS Dispute. The Debtor shall not settle or offer to settle the IRS Dispute, incur any defense costs or otherwise assume any contractual obligation, admit any liability, voluntarily make any payment or otherwise agree to any judgment with respect to the IRS Dispute without the written consent of each of AAC, which shall not be unreasonably withheld, and the Rehabilitator, in its sole and absolute discretion. Each of AAC and the Rehabilitator hereby consents to the defense costs incurred by the Debtor and AAC (i) prior to the Plan Settlement Signing Date with respect to the IRS Dispute, the invoices for which have been provided to AAC and the Rehabilitator, and (ii) in implementing the litigation strategy that the Debtor is currently pursuing in connection with the IRS Dispute. AAC and the Rehabilitator shall be entitled to full cooperation and all information and particulars they or either of them may request from the Debtor in relation to the IRS Dispute and any other issues that AAC may have relative to the IRS, including, without limitation, express authorization to engage with IRS directly on matters arising under the Rehabilitation Plan (including any efforts to obtain a private letter ruling, pre-filing agreement or other form of guidance or clarification);

(v)	the Debtor, AAC, the Segregated Account and the Rehabilitator shall enter into the Cooperation Agreement Amendment, which shall become effective on the Plan Settlement Effective Date. The Cooperation Agreement Amendment shall provide for the following:

(a)

Following each taxable year during any part of which AAC is a member of the Ambac Consolidated Group, the Debtor or the Reorganized Debtor, as applicable, shall, no later than April 1st of such subsequent year, provide the Rehabilitator with a summary of the material provisions of its expected tax position and the expected differences between AAC’s statutory financial statements and the expected tax positions of the Debtor or the Reorganized Debtor, as applicable. The Rehabilitator shall notify the Debtor or the Reorganized Debtor, as applicable, and AAC in writing of any concerns of the Rehabilitator with respect to any such expected tax positions no later than May 1 of such year. Promptly thereafter, the Debtor or the Reorganized Debtor, as applicable, and AAC shall meet with the Rehabilitator to resolve in good faith such concerns. In the event that the Rehabilitator is unable to resolve a dispute with the Debtor or the Reorganized Debtor, as applicable, and AAC concerning an expected tax position by July 1 of such year, the parties shall immediately submit such dispute to expedited arbitration before a single arbitrator with the requisite tax expertise, whose decision shall be issued no later than August 31 of such year and shall be final and binding upon the parties. The parties shall agree to such further procedures as are necessary and prudent to permit the arbitrator to issue a decision by August 31 of such year. If the expected tax position relates to the AAC Subgroup, the sole issue before the arbitrator shall be whether the tax position advocated by the Rehabilitator is more likely than not to be upheld by a court of competent jurisdiction in a subsequent challenge to such position by the IRS. If the expected tax position does not relate to the AAC Subgroup, the sole issue before the arbitrator shall be whether the tax position advocated by the Debtor or the Reorganized Debtor, as applicable, is more likely than not to be upheld by a court of competent jurisdiction in a subsequent challenge to such position by the IRS. In the event that the arbitrator rules that the tax position advocated by the Rehabilitator (where the expected tax position relates to the AAC Subgroup) or the tax position advocated by the Debtor or the Reorganized Debtor, as applicable (where the expected tax position does not relate to the AAC Subgroup) is more likely than not to be upheld by a court of competent jurisdiction in a subsequent challenge to such position by the IRS, the Debtor or the Reorganized Debtor, as applicable, shall file its return on the basis of such advocated tax position, which position may be disclosed in such return. In the event that the arbitrator does not rule that the tax position advocated by the Rehabilitator, the Debtor, or the Reorganized Debtor, as the case may be, is more likely than not to be upheld by a court of competent jurisdiction in a subsequent challenge to such position by the IRS, such party shall be precluded from advocating for such tax position in any subsequent year absent any change or changes in facts or circumstances that would support such tax position. The cost of the arbitrator will be split between the Debtor or the Reorganized Debtor, as applicable, and AAC. The Rehabilitator represents that it is not presently aware of any fact, including, without limitation, any plan of rehabilitation for the Segregated Account that is presently being considered, upon which it would seek to change (under section 5.a of the Mediation Agreement) the method of realization or accrual of deductions for interest and original issue discount on the AAC Surplus Notes issued in June 2010, including the application of IRC sections 163(e)(5) and 163(i);

(b)	AAC shall

(1)	provide the Rehabilitator the opportunity to participate in all meetings with AAC management to discuss loss reserves to be included in any statutory financial report,

(2)	provide the Rehabilitator with all reports provided to AAC management (when so provided) concerning the assumptions and vendors utilized or to be utilized in arriving at statutory loss reserves, together with any related reports or materials requested by the Rehabilitator, and

(3)

obtain the approval of the Rehabilitator prior to accepting repayment of any intercompany loan in an amount in excess of $50 million per annum or any modification to or deemed repayment of any intercompany loan in an amount that would result in AAC recognizing income or a reduction in issue price in excess of $50 million per annum. No later than February 1 of each year (or more frequently if requested by AAC), if AAC proposes to make any changes in the assumptions or vendors utilized in determining statutory loss reserves from the prior year’s statutory loss reserves (or, with respect to 2011, the statutory loss reserves for the period from September 30, 2011, to December 31, 2011), which changes would cause the difference (whether positive or negative) between (w) AAC’s statutory reserves determined with such proposed changes and (x) AAC’s statutory reserves determined without such proposed changes to exceed the lesser of (y) $200,000,000 or (z) 10% of AAC’s statutory reserves determined without such proposed changes, AAC shall seek and obtain the approval of its loss reserves from the Rehabilitator, which approval shall not be unreasonably withheld or delayed. In the event that the Rehabilitator disputes AAC’s loss reserves and does not provide such approval, then, unless OCI prescribes an accounting practice requiring AAC to follow the position of the Rehabilitator, the parties shall (i) immediately submit such dispute to expedited arbitration before a single arbitrator with requisite expertise to decide which of the positions most appropriately reflects expected claim payments or (ii) jointly agree to an alternative method of dispute resolution. The decision of an arbitrator shall be final and binding upon the parties, and shall be rendered in such form and substance as shall be necessary to permit AAC to reasonably rely thereon for purposes of filing its statutory financial statements. The parties shall agree to such procedures as are necessary and prudent to permit the arbitrator to issue a decision by no later than ten business days before the date that the annual financial reports are required to be filed (the “Filing Date”). If the differences of the parties are not resolved in a manner described above at least ten business days before the Filing Date, then AAC shall request an extension of the Filing Date from OCI. If OCI agrees to such an extension, it will cooperate with AAC to secure extensions in other jurisdictions as necessary. If such extension (or subsequent extension) is not granted, AAC shall be entitled to file its financial reports on the basis of its own loss reserving positions.

(c)	Any changes to AAC’s existing “Investment Policy” (dated November 18, 2010) shall be submitted to the Rehabilitator for approval, which approval shall not be unreasonably withheld. The Rehabilitator shall meet with AAC management (including the chief financial officer) semi-annually to discuss the Investment Policy and any changes appropriate thereto. The Rehabilitator may recommend changes to the Investment Policy and AAC shall consider such recommendations in good faith. The Rehabilitator shall also be provided with periodic reports of investment transactions in the ordinary course. Notwithstanding anything to the contrary in the Management Services Agreement or any other agreement, in the event that AAC’s rejection of any proposed changes are not reasonable and fair to the interests of AAC and the Segregated Account, or are not protective or equitable to the interests of AAC and the Segregated Account policyholders generally, the Rehabilitator may direct AAC to transfer investment management functions relating to the investment portfolio to a third party jointly chosen by the Rehabilitator and AAC. With respect to any subsequent transfers to third parties of investment management functions relating to the investment portfolio, such third parties shall be jointly chosen by the Rehabilitator and AAC. If the investment management function is transferred in accordance with the foregoing, the parties shall agree to provisions similar to those contained in section 2.05 of the Cooperation Agreement with respect to such replacement investment manager.

(vi)	on the Plan Settlement Effective Date, AAC shall transfer to an escrow account the Cash Grant. On the Plan Settlement Closing Date, the Cash Grant shall be transferred to the Debtor or the Reorganized Debtor, as applicable. The Amended TSA shall provide that in consideration of AAC’s payment of the Cash Grant, to the extent that AAC makes any payments to the Debtor or the Reorganized Debtor, as applicable, for NOL use as set forth in section 2 of the Mediation Agreement and memorialized in the Amended TSA, AAC shall receive a credit against the first $5 million in payments due under each of NOL Usage Tier A, B, and C shown in the table attached to the Mediation Agreement as Appendix A, provided that the sum of the credits for all tiers shall not exceed $15 million;

(vii)	effective as of the Plan Settlement Signing Date, the Rehabilitator shall, in conjunction with its petition to the Rehabilitation Court for prompt approval of the transactions contemplated by the Amended Plan Settlement pursuant to section 11 of the Mediation Agreement, seek an order providing that, in the event that any obligations of AAC under the Amended Plan Settlement become subject to the authority of the Rehabilitation Court or any other court of competent jurisdiction overseeing any delinquency proceeding of AAC or any of its assets or liabilities, the obligations of AAC to (a) make payments to the Debtor or the Reorganized Debtor, as applicable, for NOL use pursuant to the Amended TSA, (b) reimburse reasonable operating expenses of the Debtor or the Reorganized Debtor, as applicable, pursuant to the Cost Allocation Agreement (as provided in paragraph 3.c of the Mediation Agreement), (iii) pay the Cash Grant (as provided in section 6 of the Mediation Agreement), (iv) make all payments described in section 2.l of the Mediation Agreement, and (v) make all payments described in section 4 of the Mediation Agreement, in each case, shall be provided administrative-expense status in any such insurer delinquency proceeding. The Junior Surplus Notes to be issued pursuant to section 8 of the Mediation Agreement shall not be provided administrative-expense priority. The priority level of any claim by the Debtor or the Reorganized Debtor, as applicable, for damages arising from AAC’s breach of any other obligation under the Amended Plan Settlement (including such other obligations as memorialized in the Amended TSA, the Cost Allocation Agreement or the Cooperation Agreement) shall be a matter of further proceedings before the Rehabilitation Court, with each party reserving its rights in that regard. The Rehabilitator, OCI and AAC acknowledge that the phrase “the July 18, 1991 Tax Sharing Agreement, as amended” in the amendment to the plan of operation of the Segregated Account (the “Plan of Operation”), as submitted to the Rehabilitation Court on November 8, 2010, does not include the Amended TSA and, that the Amended TSA, once executed, will not be allocated to the Segregated Account by operation of such amendment to the Plan of Operation. Other than the foregoing, nothing in the Amended Plan Settlement shall be interpreted to limit the authority of the Rehabilitator over AAC in the event that AAC becomes subject to a delinquency proceeding under Chapter 645 of the Wisconsin Statutes;

(viii)	on the Plan Settlement Closing Date, the Segregated Account shall issue $350 million of Junior Surplus Notes to the Debtor or the Reorganized Debtor, as applicable, the terms of which shall be mutually agreed and no less favorable to the Debtor than those extended to any other recipient of Junior Surplus Notes as a creditor described by subsections (5) or (6) of Section 645.68 of the Wisconsin Statutes;

(ix)

effective as of the Plan Settlement Closing Date, the Debtor and the members of the Committee (the “AFGI Interests”) shall provide an unconditional, full and complete release of OCI, the Rehabilitator, AAC and the Segregated Account, and each of their respective current and former members, shareholders, affiliates, officers, directors, employees and agents (including any attorneys, financial advisors, investment bankers, consultants and other professionals retained by such persons, and any other advisors or experts with whom OCI, the Rehabilitator, AAC or the Segregated Account consults), from any and all claims or causes of action of any nature whatsoever that the AFGI Interests (and/or any person claiming by or through the AFGI Interests) ever had, now has or can, shall or may have, by reason of any matter, cause or thing occurring prior to the Plan Settlement Closing Date, including but not limited to (a) any

Avoidance Actions or constructive trust claims the Debtor may have against AAC and (b) any liability to the Debtor pertaining to any possible misallocation of up to $38,485,850 of tax refunds received by AAC in September 2009 and February 2010. Effective as of the Plan Settlement Closing Date, AAC, OCI, the Segregated Account, and the Rehabilitator shall provide an unconditional, full and complete release of the Debtor and the members of the Committee, and each of their current and former members, shareholders, affiliates, officers, directors, employees and agents (including any attorneys, financial advisors, investment bankers, consultants and other professionals retained by such persons, and any other advisors or experts with which it consults), from, without limitation, any and all claims or causes of action of any nature whatsoever that such parties (and/or any person claiming by or through such parties) ever had, now has or can, shall or may have, by reason of any matter, cause or thing occurring prior to the Plan Settlement Closing Date;

(x)	upon the reasonable request of the Debtor or the Reorganized Debtor, as applicable, at any time on or after the Plan Settlement Signing Date, AAC commits to undertake commercially reasonable efforts to transfer to the Debtor or the Reorganized Debtor, as applicable, a more than insignificant amount of an active trade or business, subject to (a) OCI’s determination that such a transfer does not violate the law, is reasonable and fair to the interests of AAC and the Segregated Account, and protects and is equitable to the interests of AAC and the Segregated Account policyholders generally, and (b) the receipt by the Debtor or the Reorganized Debtor, as applicable, of a tax opinion stating that it is at least more likely than not that such transfer satisfies the requirements of IRC section 269;

(xi)	Promptly following the Plan Settlement Signing Date, the Rehabilitator shall petition the Rehabilitation Court for approval of the transactions contemplated by the Amended Plan Settlement and the Debtor shall petition the Bankruptcy Court for approval of the transactions contemplated by the Amended Plan Settlement. The Debtor and the Rehabilitator shall use their best efforts to ensure that such orders are upheld on any appeal. The Committee shall support the Debtor’s application for Bankruptcy Court approval of the Amended Plan Settlement. The approval from the Bankruptcy Court shall memorialize the parties’ intent to preserve use of NOLs for the benefit of AAC, the Debtor, and the Reorganized Debtor as contemplated by the Amended Plan Settlement. The parties shall use their best efforts to ensure that the order contemplated by subsection (i) of section 11.d of the Mediation Agreement is obtained, and if such an order cannot be obtained, the parties shall use their commercially reasonable efforts to obtain the pre-filing agreement contemplated by subsection (ii) of section 11.d of the Mediation Agreement;

In the event that a condition to the Plan Settlement Closing Date cannot be satisfied, each of the TSA, the Cooperation Agreement Amendment, and the reimbursement of the Debtor’s and the Reorganized Debtor’s operating expenses set forth in section 3 of the Mediation Agreement shall terminate and be of no further force or effect, the Cash Grant shall be released from escrow to AAC, any other amounts held in escrow pursuant to section 2.d of the Mediation Agreement shall be released to AAC, and the parties to the Plan Settlement shall have no further obligations thereunder;

(xii)	upon the reasonable request of AAC at any time on or after the Plan Settlement Closing Date, OCI commits to allow AAC to repurchase Surplus Notes, preferred stock or other securities or other consideration issued pursuant to the Rehabilitation Plan (whether issued by AAC or the Segregated Account) subject to OCI’s determination in its sole and absolute discretion that such repurchases do not violate the law, are reasonable and fair to the interests of AAC and the Segregated Account, and protect and are equitable to the interests of AAC and the Segregated Account policyholders generally;

(xiii)	in the event that the Debtor or the Reorganized Debtor, as applicable, believes AAC, OCI or the Rehabilitator to be, or in the event that the Rehabilitator believes the Debtor or the Reorganized Debtor, as applicable, to be, in material breach of, or otherwise not complying with their respective material obligations under, the Amended Plan Settlement, such party shall provide the alleged breaching or non-complying party with a written notice (copied to their last known legal counsel) describing, in reasonable detail, the nature of the alleged breach or non-compliance. Following delivery of such written notice, the parties shall attempt, in good faith, to resolve their dispute. The party served with a notice of breach or non-compliance shall have 30 days to cure the alleged breach or non-compliance. In the event that there is no cure and the parties are unable to resolve their dispute, any party alleging such breach or non¬compliance may, not less than 45 days following delivery of such written notice, seek a judgment from the Rehabilitation Court that the other party has breached this agreement. Solely for purposes of resolving such dispute, the Debtor and the Reorganized Debtor shall consent to the jurisdiction of the Rehabilitation Court. In the event that the Rehabilitation Court enters a Final Order in favor of any party alleging such breach or non-compliance, such party may ask the court to grant such further relief as the court deems appropriate in light of the nature and severity of the breach or non-performance, including specific performance, termination of the parties’ obligations under the Amended Plan Settlement and/or monetary damages;

(xiv)	the agreements, modifications to agreements and other transactions contemplated by the Amended Plan Settlement, including the Plan, the Amended TSA and the Cost Allocation Agreement, shall be structured, to the extent practicable, to comply with the CDS Settlement Agreement and the Rehabilitation Plan;

(xv)	in the event of any conflict or inconsistency between the Mediation Agreement or the Amended Plan Settlement and the provisions of the Amended TSA, the Cooperation Agreement Amendment, or the Cost Allocation Agreement, the provisions of the Amended TSA, the Cooperation Agreement Amendment, or the Cost Allocation Agreement, as applicable, shall govern; and

(xvi)	the Mediation Agreement shall be governed by the law of the State of New York.

20.	“Amended TSA” means that certain amended and restated tax sharing agreement, and any subsequent amendments and/or modifications thereto, among the Debtor, AAC and certain of their Affiliates, substantially in the form attached hereto as Exhibit A, which shall replace, supersede and nullify in its entirety the TSA.

21.	“Avoidance Actions” means any and all avoidance, recovery, subordination, or other actions or remedies that may be brought on behalf of the Debtor or its Estate under the Bankruptcy Code or applicable non-bankruptcy law, including, without limitation, actions or remedies under Bankruptcy Code sections 510, 542, 543, 544, 545, 547, 548, 549, 550, 551, 552, and 553.

22.	“Bankruptcy Code” means title 11 of the United States Code.

23.	“Bankruptcy Court” means the United States Bankruptcy Court for the Southern District of New York or any other court having jurisdiction over the Chapter 11 Case.

24.	“Bankruptcy Rules” means the Federal Rules of Bankruptcy Procedure, as applicable to the Chapter 11 Case, promulgated under 28 U.S.C. § 2075 and the general, local, and chambers rules of the Bankruptcy Court.

25.	“Bar Date Order” means the Order Pursuant to Sections 105(a) and 501 of the Bankruptcy Code, Bankruptcy Rules 2002 and 3003, and Local Rule 3003-1 (i) Establishing Deadlines for Filing Proofs of Claim and Requests for Payment and (ii) Approving the Form and Manner of Notice Thereof, entered by the Bankruptcy Court on January 19, 2011 [Docket No. 127], as amended, supplemented, or modified.

26.	“Beneficial Interest” means any ownership interest or share in an Entity or Person, including, without limitation, options, warrants, rights, or other securities or agreements to acquire such interest or share in such Entity or Person, whether or not transferrable, preferred, common, or voting and whether or not arising under or in connection with any employment agreement.

27.	“Business Day” means any day, other than a Saturday, Sunday, or “legal holiday” (as defined in Bankruptcy Rule 9006(a)).

28.	“Cash” means legal tender of the United States of America or the equivalent thereof.

29.	“Cash Grant” means Cash in the amount of $30 million to be paid by AAC to the Reorganized Debtor on the Effective Date.

30.	“Cause of Action” means any Claim, cause of action (including Avoidance Actions), controversy, right of setoff, cross claim, counterclaim, or recoupment and any Claim on contracts or for breaches of duties imposed by law or in equity, demand, right, action, Lien, indemnity, guaranty, suit, obligation, liability, damage, judgment, account, defense, power, privilege, license, and franchise of any kind or character whatsoever, whether known or unknown, fixed or contingent, matured or unmatured, suspected or unsuspected, liquidated or unliquidated, disputed or undisputed, secured or unsecured, assertable directly or derivatively, whether arising before, on, or after the Commencement Date, in contract or in tort, in law or in equity, or pursuant to any other theory of law.

31.	“CDS Settlement Agreement” means the settlement agreement among AAC, Ambac Credit Products, LLC, the Debtor, and certain credit default swap contract counterparties, dated as of June 7, 2010, pursuant to which, in exchange for the termination of certain commuted obligations, AAC paid to such counterparties $2,600,000,000 in Cash and $2,000,000,000 of surplus notes of AAC that have a scheduled maturity of June 7, 2020.

32.	“Chapter 11 Case” means the case Filed by the Debtor in the Bankruptcy Court under chapter 11 of the Bankruptcy Code, as referenced by Case No. 10-15973 (SCC).

33.	“Chief Executive Officer” means, effective July 7, 2011, Diana Adams, the Debtor’s President and Chief Executive Officer.

34.	“Claim” means a “claim” as such term is defined in Bankruptcy Code section 101(5).

35.	“Claims Bar Date” means the deadline by which a Proof of Claim must be or must have been Filed, as established by the Bar Date Order or the Plan, or with respect to Proofs of Claim for certain former officers and directors of the Debtor, October 3, 2011, or such date as further extended pursuant to the Order Extending the Deadline For Filing Proofs of Claim For Certain Former Officers And/Or Directors of the Debtor [Docket No. 196].

36.	“Claims Objection Bar Date” means the date that is 90 days after the Effective Date, or such later date as may be fixed by order of the Bankruptcy Court.

37.	“Claims Register” means the official register of Claims maintained by Kurtzman Carson Consultants LLC, in its capacity as the Debtor’s notice and claims agent.

38.	“Class” means a category of Holders of Claims or Equity Interests established pursuant to Article III of the Plan.

39.	“Class Period” means, with respect to the Securities Actions, the period from October 19, 2005 through and including July 18, 2009.

40.	“Commencement Date” means November 8, 2010.

41.	“Committee” means the statutory committee of creditors in the Chapter 11 Case.

42.	“Confirmation” means the entry on the docket of the Chapter 11 Case of the Confirmation Order.

43.	“Confirmation Date” means the date upon which the Bankruptcy Court enters on the docket of the Chapter 11 Case the Confirmation Order.

44.	“Confirmation Hearing” means the hearing before the Bankruptcy Court pursuant to Bankruptcy Code section 1128 to consider confirmation of the Plan, as the same may be continued from time to time.

45.	“Confirmation Order” means the order pursuant to Bankruptcy Code section 1129 of the Bankruptcy Court confirming the Plan, as amended, supplemented, or modified.

46.	“Consummation” means the occurrence of the Effective Date.

47.	“Cooperation Agreement” means that certain Cooperation Agreement, dated as of March 24, 2010, by and between the Segregated Account and AAC, as amended, supplemented, or modified.

48.	“Cooperation Agreement Amendment” means the amendment to the Cooperation Agreement, by and among the Segregated Account, AAC, the Debtor and the Rehabilitator, substantially in the form attached hereto as Exhibit B.

49.	“Cost Allocation Agreement” means an agreement among the Debtor, AAC, and their Affiliates other than Ambac Assurance UK Limited, substantially in the form attached hereto as Exhibit C.

50.	“Cure Claim” means a Claim based upon a monetary default, if any, by the Debtor on an executory contract or unexpired lease at the time such contract or lease is assumed by the Debtor pursuant to Bankruptcy Code sections 365 or 1123.

51.	“D&O Insurers” means the Debtor’s director and officer liability insurance carriers which are or become parties to the Insurer Agreement.

52.	“Debtor” means Ambac Financial Group, Inc.

53.	“Deconsolidation Event” means any event that results in neither AAC nor any entity that, pursuant to IRC section 381, succeeds to the tax attributes of AAC described in IRC section 381(b) being characterized as an includible corporation with the affiliated group of corporations of which the Debtor, the Reorganized Debtor, or any successor thereto is the common parent, all within the meaning of IRC section 1504.

54.	“Depository” has the meaning set forth in Article VI.E of the Plan.

55.	“Derivative Actions” means In re Ambac Financial Group, Inc. Derivative Litigation, No. 08-cv-854-SHS (S.D.N.Y.), In re Ambac Financial Group, Inc. Shareholder Derivative Litigation, C.A. No. 3521-VCL (Del. Ch.), In re Ambac Financial Group, Inc. Shareholder Derivative Litigation, No. 650050/2008E (N.Y. Supp.), and/or any of the individual actions included therein or any of them.

56.	“Disbursing Agent” means the Reorganized Debtor or the Entity or Entities chosen by the Reorganized Debtor to make or facilitate distributions pursuant to the Plan.

57.	“Disclosure Statement” means the Disclosure Statement for Debtor’s Plan of Reorganization Pursuant to Chapter 11 of the Bankruptcy Code, as amended, supplemented, or modified in accordance with the provisions of the Bankruptcy Code and the Bankruptcy Rules.

58.	“Disputed Claim” means any Claim that is not yet Allowed.

59.	“Disputed Claims Reserve” means a reserve of Cash and/or New Common Stock, to be created by the Debtor or the Reorganized Debtor, for the payment of Disputed Claims that become Allowed Claims after the Effective Date according to the procedures set forth in Article VII.A.3 of the Plan.

60.	“Distribution Record Date” means the date that the Confirmation Order is entered by the Bankruptcy Court and shall be the date for determining which Holders of Allowed Claims are entitled to receive distributions under the Plan, except with respect to Allowed Senior Notes Claims and Allowed Subordinated Notes Claims.

61.	“District Court” means the United States District Court for the Southern District of New York or any other court having jurisdiction over the Securities Actions.

62.	“Effective Date” means the first Business Day after the Confirmation Date on which no stay of the Confirmation Order is in effect and all of the conditions specified in Article IX.B of the Plan have been satisfied or waived pursuant to Article IX.C of the Plan.

63.	“Entity” means an “entity” as such term is defined in Bankruptcy Code section 101(15).

64.	“Equity Interest” means any ownership interest or share in the Debtor, including, without limitation, options, warrants, rights, or other securities or agreements to acquire such interest or share in the Debtor, whether or not transferrable, preferred, common, or voting and whether or not arising under or in connection with any employment agreement.

65.	“ERISA” means the Employee Retirement Income Security Act of 1974, as it may subsequently be amended.

66.	“ERISA Action” means the action captioned Veera v. Ambac Financial Group, Inc. et al., Case No. 10 CV 4191, in the District Court, asserting violations of ERISA and naming as defendants the Debtor’s Savings Plan administrative committee, Savings Plan investment committee, compensation committee of the Debtor’s Board of Directors, and a number of current and former officers and directors of the Debtor.

67.	“Estate” means the estate of the Debtor created on the Commencement Date pursuant to Bankruptcy Code section 541.

68.	“File” or “Filed” means file, filed, or filing with the Bankruptcy Court or its authorized designee in the Chapter 11 Case.

69.	“Final Order” means an order or judgment of the Bankruptcy Court or other court of competent jurisdiction with respect to the relevant subject matter, which has not been reversed, stayed, modified, or amended, and as to which the time to appeal, petition for certiorari, or move for reargument or rehearing has expired and no appeal or petition for certiorari or motion for reargument or rehearing has been timely taken, or as to which any appeal that has been taken or any petition for certiorari or motion for reargument or rehearing that has been or may be Filed has been resolved by the highest court to which the order or judgment was appealed or from which certiorari was sought; provided, however, that the possibility that a motion under Rule 60 of the Federal Rules of Civil Procedure or any analogous Bankruptcy Rule may be Filed relating to such order shall not prevent such order from being a Final Order.

70.	“General Unsecured Claim” means any Claim against the Debtor that is not an Administrative Claim, a Priority Tax Claim, a Claim for Accrued Professional Compensation, a Claim for Indenture Trustee Fees, a Claim for U.S. Trustee Fees, a Priority Non-Tax Claim, a Secured Claim, a Senior Notes Claim, a Subordinated Notes Claim, a Section 510(b) Claim, an Intercompany Claim, or a Claim included in any other Class under the Plan.

71.	“General Unsecured Claims Warrant Amount” means Warrants to acquire such amount of New Common Stock equal to the dilution that would occur to the New Common Stock distributed to Holders of Allowed General Unsecured Claims under the Plan if all of the Warrants issued pursuant to the Plan and the Warrant Agreement are exercised.

72.	“Governmental Unit” means “governmental unit” as such term is defined in Bankruptcy Code section 101(27).

73.	“Holder” means any Entity or Person holding a Claim or Equity Interest.

74.	“Impaired” means, with respect to a Class of Claims or Equity Interests, a Class of Claims or Equity Interests that is not Unimpaired.

75.	“Indenture Trustee Fees” means the reasonable and documented fees and expenses, including, without limitation, professional fees and expenses, of each Indenture Trustee incurred pursuant to the respective Indentures after the Commencement Date in connection with carrying out its duties as provided for under the applicable Indenture, service on the Committee, and making distributions under the Plan.

76.	“Indenture Trustees” means the Senior Notes Indenture Trustee and the Subordinated Notes Indenture Trustee.

77.	“Indentures” means the 1991 Indenture, the 2001 Indenture, the 2003 Indenture, the 2008 Indenture, and the Junior Subordinated Indenture.

78.	“Individual Defendants” means Michael A. Callen, Jill M. Considine, Robert J. Genader, W. Grant Gregory, Philip B. Lassiter, Sean T. Leonard, Thomas C. Theobald, John W. Uhlein, III, Laura S. Unger, Henry D.G. Wallace, David W. Wallis, Gregg L. Bienstock, Kevin J. Doyle, Philip Duff, Thomas J. Gandolfo, Kathleen McDonough, William T. McKinnon, Douglas C. Renfield-Miller, and Robert G. Shoback.

79.	“Informal Group” means that certain ad hoc group of unaffiliated holders of Senior Notes represented by Akin Gump Strauss Hauer & Feld LLP.

80.	“Informal Group Fees” means the reasonable and documented fees and expenses, including, without limitation, professional fees and expenses, of the Informal Group incurred after the Commencement Date.

81.	“Insurer Agreement” means the agreement contemplated by the Stipulation of Settlement, dated as of May 4, 2011, among the Debtor, the Individual Defendants, and the D&O Insurers.

82.	“Intercompany Claim” means any Claim held by any Affiliate against the Debtor.

83.	“Interim Compensation Order” means the Order Pursuant to Sections 105(a) and 331 of the Bankruptcy Code, Bankruptcy Rule 2016, and Local Rule 2016-1 Establishing Procedures for Interim Monthly Compensation and Reimbursement of Expenses of Professionals, entered by the Bankruptcy Court on December 21, 2010 [Docket No. 81], as amended, supplemented, or modified.

84.	“IRC” means title 26 of the United States Code.

85.	“IRS” means the Department of the Treasury – Internal Revenue Service.

86.	“IRS Adversary Proceeding” means the adversary proceeding in the Chapter 11 Case captioned Ambac Financial Group, Inc. and The Official Committee of Unsecured Creditors v. United States of America, Adv. Pro. No. 10-4210 (SCC) and any and all actions or proceedings relating thereto.

87.	“IRS Claims” means any and all Proofs of Claim Filed by the IRS in the Chapter 11 Case, including Proof of Claim Nos. 3694 and 3699.

88.	“IRS Dispute” means any and all litigation arising from or relating to the IRS Claims or the IRS Adversary Proceeding.

89.	“IRS Settlement” means a settlement on terms consistent with, or substantially similar to, the Offer Letter.

90.	“Junior Subordinated Indenture” means that certain Junior Subordinated Indenture, dated as of February 12, 2007, between the Debtor and Law Debenture Trust Company of New York, as successor indenture trustee to The Bank of New York Mellon, as supplemented by a First Supplemental Indenture, dated as of February 12, 2007, between the Debtor and Law Debenture Trust Company of New York, as successor indenture trustee to The Bank of New York Mellon.

91.	“Junior Surplus Notes” means the 5.1% unsecured notes issued by the Segregated Account in accordance with the Rehabilitation Plan and scheduled to mature on June 7, 2020. For the avoidance of doubt, the terms of the Junior Surplus Notes transferred to the Reorganized Debtor, if any, shall be no less favorable than those extended to any other recipient of such notes.

92.	“Lien” means a “lien” as such term is defined in Bankruptcy Code section 101(37).

93.	“New Board” means the initial board of directors of the Reorganized Debtor, to be appointed as of the Effective Date.

94.	“New By-Laws” means the new by-laws of the Reorganized Debtor, substantially in the form attached hereto as Exhibit D.

95.	“New Certificate of Incorporation” means the form of the initial certificate of incorporation of the Reorganized Debtor, substantially in the form attached hereto as Exhibit E.

96.	“New Common Stock” means the common stock in the Reorganized Debtor to be authorized, issued, or outstanding on the Effective Date, which collectively shall constitute all equity interests in the Reorganized Debtor.

97.	“New Organizational Documents” means the New Certificate of Incorporation and New By-Laws.

98.	“NOLs” means net operating losses as determined for U.S. federal income tax purposes.

99.	“OCI” means the Office of the Commissioner of Insurance for the State of Wisconsin in its role as regulator of AAC, and/or the Commissioner of Insurance for the State of Wisconsin in his role as rehabilitator of the Segregated Account, as applicable.

100.	“Offer Letter” means the Offer Letter, dated February 24, 2012, sent by the Debtor, the Committee, AAC, the Segregated Account, OCI, and the Rehabilitator to the United States Attorney’s Office for the Southern District of New York, seeking to resolve the IRS Dispute in a manner satisfactory to the Debtor, AAC, OCI, the Rehabilitator, the Committee, and the IRS, which Offer Letter is attached hereto as Exhibit F.

101.	“OSS Settlement Agreement” means the Settlement, Discontinuance, and Release Agreement, dated as of March 1, 2011, among One State Street, LLC, the Debtor, AAC, and the Segregated Account, approved by the Bankruptcy Court on March 24, 2011 [Docket No. 223].

102.	“Person” means a “person” as such term is defined in Bankruptcy Code section 101(41).

103.	“Plan Settlement Closing Date” means a date that is no later than ten business days following the date on which each of the following conditions has been satisfied or waived by each of the parties to the Amended Plan Settlement:

(i)	entry of a Final Order by the Rehabilitation Court approving the transactions contemplated by the Amended Plan Settlement, such approval to be sought within 30 days of the date of the filing of the Plan;

(ii)	entry of a final, non-appealable Confirmation Order, including the transactions contemplated by Amended Plan Settlement;

(iii)	resolution of the IRS Dispute, either by settlement as contemplated by section 4 of the Mediation Agreement or by judgment of a court of competent jurisdiction that does not (i) require the AAC Subgroup to make a payment to the IRS of more than $100 million in connection with the IRS’s claim for the recovery of certain federal tax refunds that were received prior to November 7, 2010 by the Debtor, AAC or their affiliates or (ii) reduce the Allocated NOL Amount by more than 10%; and

(iv)

the earliest to occur of the following: (a) the Bankruptcy Court enters a Final Order determining that neither an “ownership change” (within the meaning of section 382 of the IRC) (an “Ownership Change”) with respect to AAC nor a Deconsolidation Event occurred as a result of events identified in Paragraph 1(d) of the Offer Letter, in a form reasonably acceptable to the Rehabilitator with respect to such matters only; or (b) the

Reorganized Debtor (on behalf of itself, AAC, and the other members of the Ambac Consolidated Group) and the IRS enter into a pre-filing agreement with the IRS, prior to the filing of the Ambac Consolidated Group’s 2011 tax return, by which the IRS agrees that no such Deconsolidation Event or Ownership Change occurred as a result of events identified in Paragraph 1(d) of the Offer Letter; or (c) the Reorganized Debtor (on behalf of itself, AAC, and the other members of the Ambac Consolidated Group) and the IRS enter into a closing agreement, by which the IRS agrees that no such Deconsolidation Event or Ownership Change occurred as a result of events identified in Paragraph 1(d) of the Offer Letter.

104.	“Plan Settlement Effective Date” means the later of (i) the Confirmation Date and (ii) the date on which a non-stayed order is entered by the Rehabilitation Court approving the transactions contemplated by the Amended Plan Settlement.

105.	“Plan Settlement Signing Date” means the date on which the Mediation Agreement is signed by all parties thereto.

106.	“Priority Non-Tax Claim” means a Claim entitled to priority in right of payment pursuant to Bankruptcy Code section 507(a), other than an Administrative Claim, a Claim for Accrued Professional Compensation, or a Priority Tax Claim.

107.	“Priority Tax Claim” means a Claim of a Governmental Unit of the kind specified in Bankruptcy Code section 507(a)(8).

108.	“Pro Rata” means the proportion that an Allowed Claim in a particular Class bears to the aggregate amount of Allowed Claims in that Class, or the proportion of a particular recovery that a Class is entitled to share with other Classes entitled to the same recovery under the Plan.

109.	“Professional” means any Person or Entity retained by order of the Bankruptcy Court in the Chapter 11 Case pursuant to Bankruptcy Code sections 327, 328, 330, or 1103, excluding any ordinary course professionals retained pursuant to a Final Order of the Bankruptcy Court.

110.	“Proof of Claim” means a proof of Claim Filed against the Debtor in the Chapter 11 Case.

111.	“Registered Holder” means the registered holders of the Senior Notes and the Subordinated Notes issued pursuant to the Indentures.

112.	“Rehabilitation Court” means the Circuit Court of Dane County Wisconsin, with respect to the Segregated Account rehabilitation proceeding, Case No. 10-cv-1576.

113.	“Rehabilitation Plan” means the plan of rehabilitation with respect to the Segregated Account, as confirmed by the Rehabilitation Court on January 24, 2011, as it may be amended, modified, or supplemented.

114.	“Rehabilitator” means the Commissioner of Insurance for the State of Wisconsin, as rehabilitator of the Segregated Account.

115.	“Released Parties” means, collectively, the Debtor, the Reorganized Debtor, AAC, the Segregated Account, OCI, the Rehabilitator, the board of directors and board committees of the Debtor and AAC, all current and former individual directors, officers, or employees of the Debtor and AAC, the Committee and the individual members thereof, the Indenture Trustees, the Informal Group and the individual members thereof, and each of their respective Representatives (each of the foregoing in its individual capacity as such).

116.	“Reorganized Debtor” means Ambac Financial Group, Inc., as reorganized under and pursuant to the Plan, or any successor thereto, by merger, consolidation, transfer of substantially all assets, or otherwise, on and after the Effective Date.

117.	“Representatives” means, with respect to an Entity, such Entity’s directors, officers, employees, members, attorneys, financial advisors, accountants, agents, and their respective professional firms.

118.	“Ruling Request Agreement” means that certain Ruling Request Agreement, by and among the Debtor, the Committee, AAC, the Segregated Account, and the Rehabilitator, a copy of which is attached hereto as Exhibit G.

119.	“Savings Plan” means the Ambac Financial Group, Inc. Savings Incentive Plan.

120.	“Schedule of Assumed Executory Contracts and Unexpired Leases” means the schedule of certain prepetition executory contracts and unexpired leases to be assumed by the Debtor pursuant to the Plan, as amended, supplemented, or modified at any time before the Effective Date, a copy of which is attached hereto as Exhibit H.

121.	“Schedules” means the Debtor’s schedule of assets and liabilities and statement of financial affairs, as amended, supplemented, or modified.

122.	“Section 510(b) Claim” means any Claim that is subordinated to General Unsecured Claims, Senior Notes Claims, or Subordinated Notes Claims or subject to such subordination under Bankruptcy Code section 510(b), including Claims arising from the purchase or sale of a security of the Debtor for damages, reimbursement, or contribution.

123.	“Secured Claim” means a prepetition Claim that is secured by a Lien, or that has the benefit of rights of setoff under Bankruptcy Code section 553, but only to the extent of the value of the creditor’s interest in the Debtor’s interest in such property, or to the extent of the amount subject to setoff, which value shall be determined by the Bankruptcy Court pursuant to Bankruptcy Code sections 506(a), 553, and/or 1129(b)(2)(A), as applicable.

124.	“Securities Actions” means the consolidated action captioned In re Ambac Financial Group, Inc. Securities Litigation, No. 08-cv-411-NRB (S.D.N.Y.) and the action captioned Tolin v. Ambac Financial Group, Inc., et al., No. 08-cv-11241-CM (S.D.N.Y.).

125.	“Segregated Account” means the segregated account of AAC, established pursuant to a plan of operation which sets forth the manner by which AAC shall establish and operate such segregated account in accordance with Wis. Stat. § 611.24(2).

126.	“Senior Notes” means the 9-3/8% Debentures Due 2011, the 7-1/2% Debentures Due 2023, the 5.95% Debentures Due 2103, the 5.875% Debentures Due 2103, the 5.95% Debentures Due 2035, and the 9.50% Senior Notes Due 2021.

127.	“Senior Notes Claim” means any Claim arising from or relating to the Senior Notes, excluding the fees and expenses of the Senior Notes Indenture Trustee, which fees and expenses shall be paid pursuant to Article II.F of the Plan.

128.	“Senior Notes Indenture Trustee” means The Bank of New York Mellon, as indenture trustee or successor indenture trustee under the 1991 Indenture, the 2001 Indenture, the 2003 Indenture, and the 2008 Indenture, together with its respective successors and assigns in such capacity.

129.	“Settlement Class” means the settlement class comprising all persons who purchased or otherwise acquired any securities issued by the Debtor, including, without limitation, any Senior Notes, Subordinated Notes, Equity Interests, options thereon, or any STRATS during the Class Period. Excluded from the Settlement Class are defendants in the Securities Actions, members of their immediate families, and their legal representatives, heirs, successors or assigns. Also excluded from the Settlement Class are any persons who exclude themselves by filing a timely and valid request for exclusion in accordance with applicable requirements.

130.	“Stipulation of Settlement” means the Stipulation of Settlement with Ambac and the Individual Defendants, as approved by the Bankruptcy Court in the Stipulation of Settlement 9019 Approval Order and preliminarily approved by the District Court in the Securities Actions, and any amendments thereto and agreements entered into in connection therewith or pursuant thereto.

131.	“Stipulation of Settlement 9019 Approval Order” means the Amended Order (a) Approving the Settlement Stipulation and the Insurer Agreement and (b) Approving Ambac’s Entry Into the Settlement Stipulation and the Insurer Agreement and Performance of All of Its Obligations Thereunder Pursuant to Section 105(a) of the Bankruptcy Code and Bankruptcy Rule 9019 [Docket No. 558], entered by the Bankruptcy Court on September 13, 2011, as such order may be subsequently amended.

132.	“Subordinated Notes” means those certain 6.15% Directly-Issued Subordinated Capital Securities due February 15, 2087, issued pursuant to the Junior Subordinated Indenture.

133.	“Subordinated Notes Claim” means any Claim arising from or relating to the Subordinated Notes, excluding the fees and expenses of the Subordinated Notes Indenture Trustee, which fees and expenses shall be paid pursuant to Article II.F of the Plan.

134.	“Subordinated Notes Claims Warrant Amount” means Warrants, which shall be distributed pursuant to the Plan only if the Class of Senior Notes Claims votes to accept the Plan, to acquire 10% of the New Common Stock allocated for distribution pursuant to the Plan with customary anti-dilution provisions and other terms as set forth in the Warrant Agreement.

135.	“Subordinated Notes Indenture Trustee” means Law Debenture Trust Company of New York, as successor indenture trustee under the Junior Subordinated Indenture, together with its successors and assigns in such capacity.

136.	“Surrender Date” has the meaning set forth in Article VI.E of the Plan.

137.	“Trading Order” means the Final Order Pursuant to Sections 105(a), 362, and 541 of the Bankruptcy Code Establishing Procedures for Certain Transfers of Equity Interests in and Claims Against the Debtor, entered by the Bankruptcy Court on November 30, 2010 [Docket No. 40]

138.	“TSA” means the Tax Sharing Agreement, entered into as of July 18, 1991, among the Debtor and certain of its Affiliates, as amended by (i) Amendment No. 1, effective as of October 1, 1997, (ii) Amendment No. 2, effective as of November 19, 2009, and (iii) Amendment No. 3, effective as of January 1, 2010, and as further amended, supplemented, or modified.

139.	“Unimpaired” means, with respect to a Class of Claims or Equity Interests, a Class of Claims or Equity Interests that is unimpaired within the meaning of Bankruptcy Code section 1124.

140.	“United States” means the United States of America, its agencies, departments, and agents.

141.	“U.S. Trustee” means the Office of the United States Trustee for the Southern District of New York.

142.	“U.S. Trustee Fees” means fees arising under 28 U.S.C. § 1930, and, to the extent applicable, accrued interest thereon arising under 31 U.S.C. § 3717.

143.	“Warrant Agreement” means the agreement, substantially in the form attached hereto as Exhibit I.

144.	“Warrants” means warrants, to be distributed, provided that the Class of Senior Notes Claims votes to accept the Plan, to Holders of Allowed General Unsecured Claims and the Holders of Allowed Subordinated Notes Claims pursuant to the terms of the Plan and the Warrant Agreement, and which have an expiration date of the tenth anniversary of the Effective Date, an exercise price based on an implied total equity value for the Reorganized Debtor of $750,000,000 and other terms set forth in the Warrant Agreement.

B.	Rules of Construction

For the purposes of the Plan: (i) terms and phrases, whether capitalized or not, that are used but not defined in the Plan, but that are defined in the Bankruptcy Code, shall have the meanings ascribed to them in the Bankruptcy Code; (ii) in the appropriate context, each term, whether stated in the singular or the plural, shall include both the singular and the plural, and pronouns stated in the masculine, feminine, or neuter gender shall include the masculine, feminine, and the neuter gender; (iii) any reference in the Plan to an existing document or exhibit having been Filed or to be Filed shall mean that document or exhibit, as it may thereafter be amended, modified, or supplemented; (iv) except as otherwise provided in the Plan, all references in the Plan to “Articles” are references to Articles of the Plan; (v) except as otherwise provided in the Plan, the words “herein,” “hereof,” and “hereto” refer to the Plan in its entirety rather than to a particular portion of the Plan; (vi) captions and headings to Articles are inserted for convenience of reference only and are not intended to be a part of or to affect the interpretation of the Plan; (vii) the rules of construction set forth in Bankruptcy Code section 102 shall apply; and (viii) any immaterial effectuating provisions may be interpreted by the Reorganized Debtor in a manner that is consistent with the overall purpose and intent of the Plan, all without further order of the Bankruptcy Court.

C.	Computation of Time

Except as otherwise provided in the Plan, Bankruptcy Rule 9006(a) shall apply in computing any period of time prescribed or allowed in the Plan.

D.	Governing Law

Unless a rule of law or procedure is supplied by federal law or unless otherwise specifically stated, the laws of the State of New York, without giving effect to the principles of conflict of laws, shall govern the rights, obligations, construction, and implementation of the Plan, and any agreements, securities, instruments, or other documents executed or delivered in connection with the Plan (except as otherwise set forth in those documents, in which case the governing law of such documents shall control); provided, however, that corporate governance matters relating to the Debtor or the Reorganized Debtor, as applicable, shall be governed by the laws of the State of Delaware.

E.	Reference to the Debtor or the Reorganized Debtor

Except as otherwise provided in the Plan, references in the Plan to the Debtor or to the Reorganized Debtor shall mean the Debtor and the Reorganized Debtor, as applicable, to the extent that the context requires.

ARTICLE II.

ADMINISTRATIVE CLAIMS, ACCRUED PROFESSIONAL

COMPENSATION CLAIMS, PRIORITY TAX CLAIMS, U.S.

TRUSTEE FEES, AND INDENTURE TRUSTEE FEES

In accordance with Bankruptcy Code section 1123(a)(1), Administrative Claims, Claims for Accrued Professional Compensation, and Priority Tax Claims have not been classified and, therefore, are excluded from the Classes of Claims and Equity Interests set forth in Article III of the Plan and shall have the following treatment:

A.	Administrative Claims

Except with respect to Administrative Claims that are Claims for Accrued Professional Compensation and except to the extent that a Holder of an Allowed Administrative Claim agrees to less favorable treatment, each Holder of an Allowed Administrative Claim shall be paid in full, in Cash, on the later of (i) the Effective Date or as soon as practicable thereafter; (ii) the first date such Administrative Claim becomes Allowed or as soon as practicable thereafter; and (iii) the date such Allowed Administrative Claim becomes due and payable by its terms or as soon as practicable thereafter.

B.	Administrative Claims Bar Date

Requests for the payment of Administrative Claims, other than Claims (i) for Accrued Professional Compensation, (ii) for administrative expenses incurred by the Debtor in the ordinary course of business, and (iii) in respect of any obligations pursuant to the Amended Plan Settlement that come into effect before the Effective Date, must be Filed and served on the Reorganized Debtor pursuant to the procedures specified in the Confirmation Order no later than forty-five (45) days after the Effective Date. Holders of Administrative Claims that are required to, but do not, File and serve a request for payment of such Claims by such date shall be forever barred, estopped, and enjoined from asserting such Claims against the Debtor, the Reorganized Debtor, or their assets or properties and such Claims shall be deemed discharged as of the Effective Date. Objections to such requests, if any, must be Filed and served on the Reorganized Debtor and the requesting party no later than ninety (90) days after the Effective Date. Notwithstanding the foregoing, no request for payment of an Administrative Claim need be Filed with respect to an Administrative Claim previously Allowed by Final Order, including all Administrative Claims expressly Allowed under the Plan.

C.	Accrued Professional Compensation

Professionals asserting a Claim for Accrued Professional Compensation for services rendered before the Effective Date shall (i) File and serve on the Reorganized Debtor and such other Entities who are designated by the Bankruptcy Rules, the Confirmation Order, the Interim Compensation Order, or other order of the Bankruptcy Court a final application for the allowance of such Claim for Accrued Professional Compensation no later than sixty (60) days after the Effective Date and; (ii) if granted such an award by the Bankruptcy Court, be paid in full in Cash in such amounts as are Allowed by the Bankruptcy Court on the date such Claim for Accrued Professional Compensation becomes Allowed or as soon as practicable thereafter. Holders of Claims for Accrued Professional Compensation that do not File and serve such application by the required deadline shall be forever barred, estopped, and enjoined from asserting such Claims against the Debtor, the Reorganized Debtor, or their assets or properties, and such Claims shall be deemed discharged as of the Effective Date. Objections to Claims for Accrued Professional Compensation shall be Filed no later than ninety (90) days after the Effective Date.

Following the Confirmation Date and notwithstanding anything to the contrary in the Interim Compensation Order, approximately every 180 days, but no more than every 210 days, each of the Professionals shall File with the Bankruptcy Court and serve an application for interim Bankruptcy Court approval and allowance, pursuant to Bankruptcy Code sections 330 and 331, of the compensation and reimbursement of expenses requested.

If, prior to Consummation of the Plan, it appears that there will be insufficient funds in the Estate to pay Allowed Administrative Claims in accordance with the Plan, the Professionals shall discuss methods of reducing Claims for Accrued Professional Compensation.

D.	Priority Tax Claims

Except to the extent that a Holder of an Allowed Priority Tax Claim agrees to less favorable treatment, in full and final satisfaction, settlement, release, and discharge of and in exchange for each Allowed Priority Tax Claim, each Holder of an Allowed Priority Tax Claim due and payable on or before the Effective Date shall receive, at the option of the Debtor, one of the following treatments: (i) Cash, payable by the Debtor on the later of (a) the Effective Date and (b) the date on which such Priority Tax Claim becomes Allowed, or as soon as practicable thereafter, in an amount equal to the amount of such Allowed Priority Tax Claim; or (ii) Cash in an aggregate amount of such Allowed Priority Tax Claim payable in installment payments over a period of time not to exceed five (5) years after the Commencement Date, in accordance with Bankruptcy Code section 1129(a)(9)(C).

E.	U.S. Trustee Fees

On the Effective Date or as soon as practicable thereafter, the Reorganized Debtor shall pay all U.S. Trustee Fees that are due and owing on the Effective Date. For the avoidance of doubt, nothing in the Plan shall release the Reorganized Debtor from its obligation to pay all U.S. Trustee Fees due and owing after the Effective Date before an order or final decree is entered by the Bankruptcy Court concluding or closing the Chapter 11 Case.

F.	Indenture Trustee Fees and Informal Group Fees

On the Effective Date, the Reorganized Debtor shall pay in Cash the Indenture Trustee Fees and the Informal Group Fees, without the need for the Indenture Trustees or the Informal Group to file fee applications with the Bankruptcy Court; provided, however, that (i) each Indenture Trustee and the Informal Group shall provide the Debtor and the Committee with the invoices for which it seeks payment at least ten (10) days prior to the Effective Date; and (ii) the Debtor and the Committee do not object to the reasonableness of the Indenture Trustee Fees or the Informal Group Fees; provided further, however, that notwithstanding the foregoing, the Reorganized Debtor shall not be required to pay any Informal Group Fees unless (x) the Informal Group supports the Plan and (y) members of the Informal Group holding at least sixty-seven percent (67%) of the aggregate holdings of the Informal Group as of July 6, 2011, less any amount sold by members of the Informal Group as a result of any notice issued by the Debtor pursuant to the Trading Order requiring Holders of Claims to “sell down” a portion of their Claim(s) prior to Consummation, vote their Claims to accept the Plan. To the extent that the Debtor or the Committee objects to the reasonableness of any portion of the Indenture Trustee Fees or the Informal Group Fees, the Reorganized Debtor shall not be required to pay such disputed portion until either such objection is resolved or a further order of the Bankruptcy Court is entered providing for payment of such disputed portion. Notwithstanding anything in the Plan to the contrary, each Indenture Trustee’s Lien against distributions or property held or collected by it for fees and expenses and priority rights pursuant to the Indentures shall be discharged solely upon payment of its Indenture Trustee Fees in full on the Effective Date and the termination of such Indenture Trustee’s duties under the applicable Indenture. The Reorganized Debtor shall pay in Cash all reasonable Indenture Trustee Fees invoiced after the Effective Date upon presentation.

ARTICLE III.

CLASSIFICATION AND TREATMENT

OF CLAIMS AND EQUITY INTERESTS

A.	Summary of Classification of Claims and Equity Interests

All Claims and Equity Interests, except Administrative Claims, Accrued Professional Compensation Claims, Priority Tax Claims, Indenture Trustee Fees, U.S. Trustee Fees and Informal Group Fees, are classified in the Classes set forth in Article III of the Plan. A Claim or Equity Interest is also classified in a particular Class for the purpose of receiving distributions pursuant to the Plan only to the extent that such Claim or Equity Interest is an Allowed Claim or Allowed Equity Interest in that Class and has not been paid, released, or otherwise satisfied prior to the Effective Date.

Class	Claim/Equity Interest	Impairment	Voting Rights
1	Priority Non-Tax Claims	Unimpaired	Not Entitled to Vote (Conclusively Presumed to Accept)
2	Secured Claims	Unimpaired	Not Entitled to Vote (Conclusively Presumed to Accept)
3	General Unsecured Claims	Impaired	Entitled to Vote
4	Senior Notes Claims	Impaired	Entitled to Vote
5	Subordinated Notes Claims	Impaired	Entitled to Vote
6	Section 510(b) Claims	Impaired	Not Entitled to Vote (Deemed to Reject)
7	Intercompany Claims	Impaired	Not Entitled to Vote (Deemed to Reject)
8	Equity Interests	Impaired	Not Entitled to Vote (Deemed to Reject)

B.	Treatment of Claims and Equity Interests

The following summarizes the treatment of each Class:

1.	Class 1 – Priority Non-Tax Claims

(i)	Classification: Class 1 consists of all Priority Non-Tax Claims.

(ii)	Treatment: Except to the extent that a Holder of an Allowed Priority Non-Tax Claim agrees to less favorable treatment, in full and final satisfaction, settlement, release, and discharge of and in exchange for each Allowed Priority Non-Tax Claim, on the later of (a) the Effective Date and (b) the date on which such Priority Non-Tax Claim becomes Allowed, or as soon as practicable thereafter, each Holder of such Allowed Priority Non-Tax Claim shall be paid in full in Cash.

(iii)	Voting: Class 1 is Unimpaired. Pursuant to Bankruptcy Code section 1126(f), Holders of Allowed Priority Non-Tax Claims are conclusively presumed to accept the Plan.

2.	Class 2 – Secured Claims

(i)	Classification: Class 2 consists of all Secured Claims.

(ii)	Treatment: Except to the extent that a Holder of an Allowed Secured Claim agrees to less favorable treatment, in full and final satisfaction, settlement, release, and discharge of and in exchange for each Allowed Secured Claim, on the later of (a) the Effective Date and (b) the date on which such Secured Claim becomes Allowed, or as soon as practicable thereafter, each Holder of such Allowed Secured Claim shall receive, in the Reorganized Debtor’s sole discretion, (1) Cash, including the payment of any interest required to be paid pursuant to Bankruptcy Code section 506(b), in the amount equal to such Allowed Secured Claim, (2) the collateral securing such Allowed Secured Claim, or (3) any other treatment such that the Allowed Secured Claim will be Unimpaired; provided, however, that the aggregate amount of Allowed Secured Claims shall not exceed $200,000.00.

(iii)	Voting: Class 2 is Unimpaired. Pursuant to Bankruptcy Code section 1126(f), Holders of Allowed Secured Claims are conclusively presumed to accept the Plan.

3.	Class 3 – General Unsecured Claims

(i)	Classification: Class 3 consists of all General Unsecured Claims.

(ii)	Treatment: Except to the extent that a Holder of an Allowed General Unsecured Claim agrees to less favorable treatment, in full and final satisfaction, settlement, release, and discharge of and in exchange for each Allowed General Unsecured Claim, on the later of (a) the Effective Date and (b) the date on which such General Unsecured Claim becomes Allowed, or as soon as practicable thereafter, each Holder of such Allowed General Unsecured Claim shall receive (1) its Pro Rata share of the New Common Stock distributed to Holders of Allowed General Unsecured Claims, Senior Notes Claims and Subordinated Notes Claims pursuant to the Plan and (2), provided that the Class of Senior Notes Claims votes to accept the Plan, the Warrants distributed to Holders of Allowed General Unsecured Claims, which shall be, in the aggregate, an amount equal to the General Unsecured Claims Warrant Amount.

(iii)	Voting: Class 3 is Impaired. Holders of Allowed General Unsecured Claims are entitled to vote to accept or reject the Plan.

4.	Class 4 – Senior Notes Claims

(i)	Classification: Class 4 consists of all Senior Notes Claims.

(ii)	Allowance of Senior Notes Claims: The Senior Notes Claims shall be allowed in the aggregate amount of $1,246,129,468.66, comprised of (a) $410,115,000.00 in respect of the 5.95% Debentures Due 2035, (b) $176,085,243.06 in respect of the 5.875% Debentures Due 2103, (c) $201,256,111.11 in respect of the 5.95% Debentures Due 2103, (d) $77,921,875.00 in respect of the 7-1/2% Debentures Due 2023, (e) $125,275,545.05 in respect of the 9-3/8% Debentures Due 2011, and (f) $255,475,694.44 in respect of the 9.50% Senior Notes Due 2021. For the avoidance of doubt, the Allowed Senior Notes Claims shall not be subject to any avoidance, reductions, setoff, offset, recharacterization, subordination (equitable or contractual or otherwise), counter-claim, defense, disallowance, impairment, objection or any challenges under applicable law or regulation.

(iii)

Treatment: In full and final satisfaction, settlement, release, and discharge of and in exchange for each Allowed Senior Notes Claim, on the Effective Date or as soon as practicable thereafter, each Holder of such Allowed Senior Notes Claim shall receive its Pro Rata share of the New Common Stock distributed to Holders of Allowed General Unsecured Claims, Senior Notes Claims, and Subordinated Notes Claims pursuant to the Plan, subject to the condition set forth below. In addition, the Senior Notes Indenture Trustee shall receive redistributions of New Common Stock and

Warrants, in an amount equal to the Subordinated Notes Claims Warrant Amount, from the Subordinated Notes Indenture Trustee in accordance with the subordination provisions of the Indentures; provided, however, that, if the Class of Senior Notes Claims votes to accept the Plan, (1) the Senior Notes Indenture Trustee shall transfer to the Subordinated Notes Indenture Trustee the Warrants, in an amount equal to the Subordinated Notes Claims Warrant Amount, to distribute on a Pro Rata basis to Holders of Allowed Subordinated Notes Claims, and (2) if the Class of Subordinated Notes Claims also votes to accept the Plan, prior to distributing any New Common Stock to the Holders of Allowed Senior Notes Claims, the Senior Notes Indenture Trustee shall transfer to the Subordinated Notes Indenture Trustee 1.5% of the New Common Stock that is distributed to creditors pursuant to the Plan, to distribute on a Pro Rata basis to Holders of Allowed Subordinated Notes Claims.

(iv)	Voting: Class 4 is Impaired. Holders of Allowed Senior Notes Claims are entitled to vote to accept or reject the Plan.

5.	Class 5 – Subordinated Notes Claims

(i)	Classification: Class 5 consists of all Subordinated Notes Claims.

(ii)	Allowance of Subordinated Notes Claims: The Subordinated Notes Claims shall be allowed in the aggregate amount of $444,182,604.08. For the avoidance of doubt, the Allowed Subordinated Notes Claims shall not be subject to any avoidance, reductions, setoff, offset, recharacterization, subordination (equitable or contractual or otherwise), counter-claim, defense, disallowance, impairment, objection or any challenges under applicable law or regulation.

(iii)

Treatment: In full and final satisfaction, settlement, release, and discharge of and in exchange for each Allowed Subordinated Notes Claim, on the Effective Date or as soon as practicable thereafter, each Holder of such Allowed Subordinated Notes Claim shall receive (a) its Pro Rata share of the New Common Stock distributed to Holders of Allowed General Unsecured Claims, Senior Notes Claims, and Subordinated Notes Claims pursuant to the Plan, and (b), provided that the Class of Senior Notes Claims votes to accept the Plan, the Warrants distributed to Holders of Subordinated Notes Claims, which shall be an amount equal to the Subordinated Notes Claims Warrant Amount; provided, however, that any distribution of New Common Stock and Warrants to Holders of Allowed Subordinated Notes Claims shall be redistributed to the Senior Notes Indenture Trustee for the benefit of Holders of Allowed Senior Notes Claims in accordance with the subordination provisions of the Indentures; provided further, however, that, if the Class of Senior Notes Claims votes to accept the Plan, (1) the Senior Notes Indenture Trustee shall transfer to the Subordinated Notes Indenture Trustee the Warrants, in an amount equal to the Subordinated Notes Claims Warrant Amount, to distribute on a Pro Rata basis to Holders of Allowed Subordinated Notes Claims, and (2) if the Class of Subordinated Notes Claims also votes to accept the Plan, prior to distributing any New Common Stock to the Holders of Allowed Senior Notes Claims, the Senior Notes Indenture Trustee shall transfer to the Subordinated Notes Indenture Trustee 1.5% of the New Common Stock that is distributed to creditors pursuant to the Plan, to distribute on a Pro Rata basis to Holders of Allowed Subordinated Notes Claims.

(iv)	Voting: Class 5 is Impaired. Holders of Allowed Subordinated Notes Claims are entitled to vote to accept or reject the Plan.

6.	Class 6 – Section 510(b) Claims

(i)	Classification: Class 6 consists of all Section 510(b) Claims.

(ii)	Treatment: On the Effective Date, all Section 510(b) Claims shall be terminated, cancelled, and extinguished and each Holder of an Allowed Section 510(b) Claim shall not be entitled to, and shall not receive or retain, any property or interest in property on account of such Section 510(b) Claim.

(iii)	Voting: Class 6 is Impaired. Pursuant to Bankruptcy Code section 1126(g), Holders of Section 510(b) Claims are conclusively presumed to reject the Plan.

7.	Class 7 – Intercompany Claims

(i)	Classification: Class 7 consists of all Intercompany Claims, except any claims AAC may have under the Amended TSA, the Cost Allocation Agreement, the Cooperation Agreement, the Mediation Agreement, or any other documents entered into in connection with the Amended Plan Settlement.

(ii)	Treatment: On the Effective Date, except as otherwise provided in the Plan, all Intercompany Claims shall be terminated, cancelled, and extinguished and each Holder of an Intercompany Claim shall not be entitled to, and shall not receive or retain, any property or interest in property on account of such Intercompany Claim.

(iii)	Voting: Class 7 is Impaired. Pursuant to Bankruptcy Code section 1126(g), Holders of Intercompany Claims are conclusively presumed to reject the Plan.

8.	Class 8 – Equity Interests

(i)	Classification: Class 8 consists of all Equity Interests.

(ii)	Treatment: On the Effective Date, all Equity Interests shall be terminated, cancelled, and extinguished and each Holder of an Equity Interest shall not be entitled to, and shall not receive or retain, any property or interest in property on account of such Equity Interest.

(iii)	Voting: Class 8 is Impaired. Pursuant to Bankruptcy Code section 1126(g), Holders of Equity Interests are conclusively presumed to reject the Plan.

C.	Subordinated Claims

The allowance, classification, and treatment of all Allowed Claims and Equity Interests and the respective distributions and treatments under the Plan take into account the relative priority and rights of the Claims and Equity Interests in each Class in connection with any contractual, legal, and equitable subordination rights relating thereto, whether arising under general principles of equitable subordination, Bankruptcy Code section 510(b), or otherwise. Pursuant to Bankruptcy Code section 510, the Debtor or the Reorganized Debtor, as applicable, reserves the right to re-classify any Allowed Claim or Equity Interest in accordance with any contractual, legal, or equitable subordination relating thereto.

D.	Confirmation Pursuant to Bankruptcy Code Section 1129(b)

Because certain Classes are deemed not to have accepted the Plan, the Debtor will request confirmation of the Plan pursuant to Bankruptcy Code section 1129(b). The Debtor reserves the right to alter, amend, modify, revoke or withdraw the Plan or any related documents, in order to satisfy the requirements of Bankruptcy Code section 1129(b), if necessary.

E.	Elimination of Vacant Classes

Any Class of Claims or Equity Interests that does not have a Holder of an Allowed Claim or Allowed Equity Interest or a Claim or Equity Interest temporarily or finally Allowed by the Bankruptcy Court as of the date of the Confirmation Hearing shall be deemed eliminated from the Plan for purposes of voting to accept or reject the Plan and for purposes of determining acceptance or rejection of the Plan by such Class.

F.	Controversy Concerning Impairment

If a controversy arises as to whether any Class of Claims or Equity Interests is Impaired, the Bankruptcy Court shall, after notice and a hearing, determine such controversy on or before the Confirmation Date.

ARTICLE IV.

MEANS FOR IMPLEMENTATION OF THE PLAN

A.	Sources of Consideration for Plan Distributions

All consideration necessary to make all monetary payments in accordance with the Plan shall be obtained from the Cash of the Debtor or the Reorganized Debtor, as applicable, including the Cash Grant and any payments made pursuant to the Amended TSA or Cost Allocation Agreement.

B.	New Organizational Documents

The Debtor’s organizational documents shall be amended as necessary in order to satisfy the provisions of the Plan and the Bankruptcy Code. The New Organizational Documents shall include, among other things, pursuant to Bankruptcy Code section 1123(a)(6), a provision prohibiting the issuance of non-voting equity securities.

C.	Continued Corporate Existence

In accordance with the laws of the State of Delaware and the New Organizational Documents, after the Effective Date, the Reorganized Debtor shall continue to exist as a separate corporate entity.

D.	Vesting of Assets in the Reorganized Debtor

Except as otherwise provided in the Plan, on the Effective Date, all property of the Estate and any property acquired by the Debtor pursuant to the Plan shall vest in the Reorganized Debtor, free and clear of all Liens and Claims. On and after the Effective Date, except as otherwise provided in the Plan, the Reorganized Debtor may operate its business and use, acquire, or dispose of property and compromise or settle any Claims without supervision or approval by the Bankruptcy Court and free of any restrictions of the Bankruptcy Code or Bankruptcy Rules.

E.	New Common Stock

Pursuant to the terms set forth in the Plan, on the Effective Date or as soon as reasonably practicable thereafter, the Reorganized Debtor shall issue shares of New Common Stock for distribution to Holders of Allowed Claims as set forth in Article III.B of the Plan. All of the shares of the New Common Stock issued pursuant to the Plan shall be duly authorized, validly issued, fully paid, and non-assessable. The Reorganized Debtor will use its commercially reasonable best efforts to list the New Common Stock on a national securities exchange. The issuance and allocation of the New Common Stock shall be structured to ensure that such issuance qualifies as an exchange subject to IRC section 382(l)(5). In addition, the New Common Stock shall be subject to trading restrictions, as necessary, to prevent an “ownership change” within the meaning of IRC section 382, from occurring following the Effective Date.

F.	Warrants

Pursuant to the terms set forth in the Plan and in the Warrant Agreement, if the Class of Senior Notes votes to accept the Plan, (i) on the Effective Date or as soon as reasonably practicable thereafter, the Reorganized Debtor shall issue the Warrants in the amounts set forth in the Warrant Agreement for distribution to Holders of General Unsecured Claims as set forth in Article III.B of the Plan, and (ii) on the Surrender Date, the Reorganized Debtor shall issue the Warrants in the amounts set forth in the Warrant Agreement for distribution to Holders of Subordinated Notes Claims as set forth in Article III.B of the Plan. The amounts and initial exercise price of the Warrants shall be as set forth in the Warrant Agreement. The Reorganized Debtor shall reserve for issuance the number of shares of New Common Stock sufficient for issuance upon exercise of the Warrants.

G.	Section 1145 Exemption

Unless required by provision of applicable law, regulation, order, or rule, as of the Effective Date, the issuance of the New Common Stock and the Warrants in accordance with the Plan shall be authorized under Bankruptcy Code section 1145 without further act or action by any Entity.

H.	Cancellation of Securities and Indentures

On the Surrender Date, except as otherwise provided in the Plan, all notes, stock, instruments, certificates, indentures, guarantees, and other documents or agreements evidencing the Senior Notes Claims, the Subordinated Notes Claims, and Equity Interests, including, without limitation, the Senior Notes, the Subordinated Notes, and the Indentures, shall be deemed automatically cancelled and shall be of no further force or effect, whether surrendered for cancellation or otherwise, and the obligations of the Debtor or the Reorganized Debtor thereunder or in any way related thereto shall be discharged. Notwithstanding the foregoing, the Senior Notes, the Subordinated Notes, and the Indentures shall continue in effect solely for the purposes of (i) allowing the Indenture Trustees to receive and distribute New Common Stock and the Warrants pursuant to the Plan; (ii) permitting the Indenture Trustees to maintain any Lien or priority rights they may have pursuant to the Indentures against distributions or property held or collected by them for fees and expenses; (iii) permitting, but not requiring, the Indenture Trustees to exercise their rights and obligations relating to the interests of their Holders pursuant to the applicable Indentures; and (iv) permitting the Indenture Trustees to appear in the Chapter 11 Case and to continue to serve on the Committee until the Committee is dissolved pursuant to Article XII.D. of the Plan. The Senior Notes, the Subordinated Notes, and the Indentures shall terminate completely upon completion of the distribution of New Common Stock and the Warrants to the Holders of Senior Notes Claims and Subordinated Notes Claims, as applicable, pursuant to the Plan.

I.	Amended Plan Settlement

Entry of the Confirmation Order shall, subject to the occurrence of the Effective Date and effective as of the Effective Date, constitute an order of the Bankruptcy Court approving the Amended Plan Settlement, including the Debtor’s entry into the Cost Allocation Agreement, the Cooperation Agreement Amendment and the Amended TSA. Additionally, entry of the Confirmation Order shall, subject to the occurrence of the Effective Date and effective as of the Effective Date, constitute an order of the Bankruptcy Court approving the unconditional, full, and complete mutual releases by and among the Debtor, the Committee, AAC, the Segregated Account, OCI, and the Rehabilitator from any and all Claims and Causes of Action, including Avoidance Actions; provided, however, the Confirmation Order shall not release claims arising under the Amended TSA, the Cost Allocation Agreement, the Cooperation Agreement, the Mediation Agreement or any other documents entered into in connection with the Amended Plan Settlement.

J.	IRS Settlement

No provision of the Disclosure Statement, Plan, Confirmation Order, or any other document or agreement (including but not limited to those referenced in Article XII.O of the Plan) shall impair, change, or modify the IRS’s rights in connection with the IRS Dispute and no statements or assertions by the Debtor in the Disclosure Statement, Plan, or any other document or agreement (including but not limited to those referenced in Article XII.O of the Plan) shall be deemed to estop the IRS from asserting any arguments in the IRS Dispute or elsewhere, particularly with respect to the NOLs or tax refunds. Additionally, confirmation of the Plan and entry of the Confirmation Order shall be without prejudice to the IRS in the IRS Dispute or elsewhere. Pending finalization of the IRS Settlement and irrespective of entry of the Confirmation Order, the Debtor shall not Consummate the Plan, make any distributions to Holders of Claims or Equity Interests outside of the ordinary course of business, or File a motion pursuant to Bankruptcy Rule 9019 requesting approval of the IRS Settlement without the United States’s prior written approval.

K.	Directors and Officers of the Reorganized Debtor

On the Effective Date, the term of the current members of the Debtor’s board of directors shall expire. On and after the Effective Date, the existing officers of the Debtor shall remain in place in their current capacities as officers of the Reorganized Debtor, subject to the ordinary rights and powers of the New Board to remove or replace them. The New Board shall consist of the Reorganized Debtor’s Chief Executive Officer and four (4) additional directors, all of whom shall serve on an interim basis until such time that the Holders of the New Common Stock elect four (4) new directors. The interim directors shall be appointed as follows: one (1) director shall be appointed by the Informal Group and three (3) directors shall be appointed by the Committee. In the event that, after the Confirmation Date but prior to the Effective Date, one of the New Board nominees appointed by the Committee or the Informal Group becomes incapable, unavailable or unable to serve as a director, the Committee shall, as soon as practicable, but in no event more than sixty (60) days after the Effective Date, and in consultation with any then-outstanding New Board nominees or, following the Effective Date, the members of the New Board, and the Committee’s professional advisors, designate a replacement nominee.

L.	Corporate Action

Except as otherwise provided in the Plan, each of the matters provided for by the Plan involving corporate or related actions to be taken by or required of the Reorganized Debtor shall, as of the Effective Date, be deemed to have occurred and be effective as provided in the Plan, and shall be authorized, approved, and, to the extent taken prior to the Effective Date, ratified in all respects without any requirement of further action by Holders of Claims or Equity Interests, directors of the Debtor, or any other Entity. On or prior to the Effective Date, the appropriate officers of the Debtor or the Reorganized Debtor, as applicable, shall be authorized and directed to issue, execute, and deliver the agreements, securities, instruments, or other documents contemplated by the Plan, or necessary or desirable to effect the transactions contemplated by the Plan, in the name of and on behalf of the Reorganized Debtor, including New Organizational Documents and any and all other agreements, securities, instruments, or other documents relating to such documents. Notwithstanding any requirements under nonbankruptcy law, the authorizations and approvals contemplated by this provision shall be effective.

M.	Effectuating Documents; Further Transactions

On and after the Effective Date, the Reorganized Debtor and the officers and members of the New Board are authorized to and may issue, execute, deliver, file, or record such contracts, securities, instruments, releases, and other agreements or documents and take such actions as may be necessary or appropriate to effectuate, implement, and further evidence the terms and conditions of the Plan and the New Common Stock in the name of and on behalf of the Reorganized Debtor, without the need for any approvals, authorization, or consents, except for those expressly required by the Plan.

N.	Exemption from Certain Taxes and Fees

Pursuant to Bankruptcy Code section 1146(a), any transfers of property pursuant to the Plan shall not be subject to any stamp, real estate transfer, mortgage reporting, sales, use tax or other similar state or local tax or governmental assessment in the United States, and the Confirmation Order shall direct and be deemed to direct the appropriate state or local governmental officials or agents to forego the collection of any such tax or governmental assessment and to accept for filing and recordation instruments or other documents pursuant to such transfers of property without the payment of any such tax or governmental assessment.

ARTICLE V.

TREATMENT OF EXECUTORY

CONTRACTS AND UNEXPIRED LEASES

A.	Assumption or Rejection of Executory Contracts and Unexpired Leases

Except as otherwise provided in the Plan, each of the Debtor’s prepetition executory contracts and unexpired Leases shall be deemed rejected as of the Effective Date, unless such executory contract or unexpired lease (i) was assumed or rejected previously by the Debtor; (ii) previously expired or terminated pursuant to its terms; (iii) is the subject of a motion to assume or reject Filed on or before the Effective Date; or (iv) is identified on the Schedule of Assumed Executory Contracts and Unexpired Leases. Entry of the Confirmation Order shall, subject to the occurrence of the Effective Date, constitute the approval by the Bankruptcy Court of the assumptions or rejections of prepetition executory contracts and unexpired leases as set forth in the Plan. Except as otherwise provided in the Plan, all assumptions or rejections of prepetition executory contracts and unexpired leases pursuant to the Plan are effective as of the Effective Date. Notwithstanding anything to the contrary in the Plan, the Debtor reserves the right to amend, modify, or supplement the Schedule of Assumed Executory Contracts and Unexpired Leases at any time before the Effective Date. Nothing in Article V of the Plan is intended to modify the obligations under executory contracts or unexpired leases entered into by the Debtor after the Commencement Date.

B. Cure of Defaults for Assumed Executory Contracts and Unexpired Leases

Any monetary defaults under each executory contract and unexpired lease to be assumed pursuant to the Plan shall be satisfied, pursuant to Bankruptcy Code section 365(b)(1), by payment of the default amount in Cash on the Effective Date or as soon as practicable thereafter, subject to the limitations described below, or on such other terms as the parties to such executory contracts or unexpired leases may otherwise agree. At least twenty-one (21) days before the Confirmation Hearing, the Debtor shall distribute, or cause to be distributed, to the appropriate third parties, notices of proposed assumption of executory contracts and unexpired leases and proposed amounts of Cure Claims, which notices shall be in a format reasonably acceptable to the Committee and shall include procedures for objecting to proposed assumptions of executory contracts and unexpired leases and any amounts of Cure Claims to be paid in connection therewith. Any objection by a counterparty to an executory contract or unexpired lease to a proposed assumption or related cure amount must be Filed, served, and actually received by counsel to the Debtor and the Committee at least seven (7) days before the Confirmation Hearing. Any counterparty to an executory contract or unexpired lease that fails to object timely to the proposed assumption or cure amount will be deemed to have assented to such assumption and cure amount. In the event of a dispute regarding (i) the amount of any payments to cure such a default, (ii) the ability of the Reorganized Debtor or any assignee to provide “adequate assurance of future performance,” within the meaning of Bankruptcy Code section 365, under the executory contract or unexpired lease to be assumed, or (iii) any other matter pertaining to assumption, the cure payments required by Bankruptcy Code section 365(b)(1) shall be made following the entry of a Final Order or orders resolving the dispute and approving the assumption. Assumption of any executory contract or unexpired lease pursuant to the Plan or otherwise shall result in the full release and satisfaction of any Claims or defaults, whether monetary or nonmonetary, arising under any assumed executory contract or unexpired lease at any time before the effective date of the assumption.

C.	Claims Based on Rejection of Executory Contracts and Unexpired Leases

All Proofs of Claim with respect to Claims arising from the rejection of executory contracts or unexpired leases, including any executory contracts or unexpired leases rejected or deemed rejected under the Plan, must be Filed in accordance with the procedures set forth in the Bar Date Order within thirty (30) days after the date of an order approving such rejection, including the Confirmation Order, is entered. Any Claims arising from the rejection of an executory contract or unexpired lease not Filed within such time will be automatically disallowed, forever barred from assertion, and shall not be enforceable against the Debtor, the Reorganized Debtor, or their assets or properties without the need for any objection by the Reorganized Debtor or further notice to, or action, order, or approval of the Bankruptcy Court. All Allowed Claims arising from the rejection of the Debtor’s executory contracts or unexpired leases shall be classified as General Unsecured Claims and shall be treated in accordance with Article III.B.3 of the Plan. The deadline to object to Claims arising from the rejection of executory contracts or unexpired leases, if any, shall be ninety (90) days following the date on which such Proof of Claim was Filed.

D.	Nonoccurrence of Effective Date

In the event that the Effective Date does not occur, the Bankruptcy Court shall retain jurisdiction with respect to any consensual request, pursuant to Bankruptcy Code section 365(d)(4), to extend the deadline for assuming or rejecting executory contracts and unexpired leases.

ARTICLE VI.

PROVISIONS GOVERNING DISTRIBUTIONS

A.	Record Date for Distributions

Except with respect to Allowed Senior Notes Claims and Allowed Subordinated Notes Claims, as of the Distribution Record Date, the transfer registers for each Class of Claims or Equity Interests, as maintained by the Debtor or its agents, shall be deemed closed and there shall be no further changes made to reflect any new record holders of any Claims or Equity Interests. Except with respect to Allowed Senior Notes Claims and Allowed Subordinated Notes Claims, the Debtor shall have no obligation to recognize any transfer of Claims or Equity Interests occurring on or after the Distribution Record Date.

B.	Timing and Calculation of Amounts to be Distributed

Except as otherwise provided in the Plan, on the Effective Date or as soon as practicable thereafter (or if a Claim is not an Allowed Claim on the Effective Date, on the date that such a Claim becomes an Allowed Claim), each Holder of an Allowed Claim against the Debtor shall receive the full amount of the distributions that the Plan provides for Allowed Claims in the applicable Class; provided, however, that any Holder of Allowed Senior Notes Claims or Allowed Subordinated Notes Claims that does not comply with the Trading Order shall only receive distributions of New Common Stock to the extent set forth in the Trading Order. In the event that any payment or act under the Plan is required to be made or performed on a date that is not a Business Day, then the making of such payment or the performance of such act may be completed on the next succeeding Business Day, but shall be deemed to have been completed as of the required date. If and to the extent that there are Disputed Claims, distributions on account of any such Disputed Claims shall be made in accordance with the provisions set forth in Article VII of the Plan. Except as otherwise provided in the Plan, Holders of Claims shall not be entitled to interest, dividends, or accruals on the distributions provided for in the Plan, regardless of whether such distributions are delivered on or at any time after the Effective Date.

C.	Disbursing Agent

On the Effective Date or as soon as practicable thereafter, all distributions under the Plan shall be made by the Reorganized Debtor as Disbursing Agent or such other Entity designated by the Reorganized Debtor as a Disbursing Agent. Except as otherwise ordered by the Bankruptcy Court, a Disbursing Agent shall not be required to give any bond or surety or other security for the performance of its duties.

D.	Rights and Powers of Disbursing Agent

1.	Powers of the Disbursing Agent

The Disbursing Agent shall be empowered to: (i) effect all actions and execute all agreements, securities, instruments, and other documents necessary to perform its duties under the Plan; (ii) make all distributions contemplated by the Plan; (iii) employ professionals to represent it with respect to its responsibilities; and (iv) exercise such other powers as may be vested in the Disbursing Agent by order of the Bankruptcy Court, pursuant to the Plan, or as deemed by the Disbursing Agent to be necessary and proper to implement the provisions of the Plan.

2.	Expenses Incurred On or After the Effective Date

Except as otherwise ordered by the Bankruptcy Court, the amount of any reasonable fees and expenses incurred by the Disbursing Agent on or after the Effective Date (including taxes) and any reasonable compensation and expense reimbursement claims (including reasonable attorney fees and expenses) made by the Disbursing Agent shall be paid in Cash by the Reorganized Debtor.

E.	Delivery of Distributions and Undeliverable or Unclaimed Distributions

1.	Delivery of Distributions

Except as otherwise provided in the Plan, the Disbursing Agent shall make distributions to Holders of Allowed Claims (except Allowed Senior Notes Claims and Allowed Subordinated Notes Claim as to which distributions shall be treated as set forth in Article VI.E.2 of the Plan) as of the Distribution Record Date at the address for each such Holder as indicated on the Debtor’s books and records as of the date of any such distribution or as set forth in any Proof of Claim Filed by such Holder; provided, however, that the manner of such distributions shall be determined at the discretion of the Disbursing Agent. If a Holder holds more than one Claim in any one Class, all Claims of the Holder will be aggregated into one Claim and one distribution will be made with respect to the aggregated Claim. Distributions to Holders of Senior Notes Claims shall be made to the Senior Notes Indenture Trustee for the benefit of the respective Holders of Senior Notes Claims, and shall be deemed completed when made to the Senior Notes Indenture Trustee. Distributions to Holders of Subordinated Notes Claims shall be made to the Subordinated Notes Indenture Trustee for the benefit of the respective Holders of Subordinated Notes Claims, and shall be deemed completed when made to the Subordinated Notes Indenture Trustee.

2.	Surrender of Existing Publicly Traded Securities

On the Effective Date, or as soon as reasonably practicable thereafter, each Indenture Trustee, with the cooperation of the Reorganized Debtor, shall cause The Depository Trust Company or other securities depository (each, a “Depository”) to surrender the debt securities in respect of the Senior and Subordinated Notes to the applicable Indenture Trustee. No distributions under the Plan shall be made for or on behalf of a Registered Holder unless and until (i) such debt securities have been received by the applicable Indenture Trustee or appropriate instructions from the Depository have been received by the applicable Indenture Trustee in accordance with the respective indenture; or (ii) the loss, theft, or destruction of such debt securities has been established to the reasonable satisfaction of the applicable Indenture

Trustee, which satisfaction may require such Registered Holder to submit a lost instrument affidavit and an indemnity bond holding the Debtor, the Reorganized Debtor and the applicable Indenture Trustee harmless in respect of such debt securities and distributions made in respect thereof. Each Registered Holder shall be deemed to have surrendered such debt securities as of the date it has complied with the foregoing (the “Surrender Date”). On the Surrender Date, Holders of Allowed Senior Notes Claims and Subordinated Notes Claims shall be entitled to receive distributions pursuant to the Plan. Any Registered Holder that fails to surrender such debt securities or, if applicable, satisfactorily explain the loss, theft, or destruction of such debt securities to the respective Indenture Trustee within one (1) year of the Effective Date shall be deemed to have no further Claim against the Debtor, the Reorganized Debtor, or the applicable Indenture Trustee in respect of such Claim and shall not be entitled to receive any distribution under the Plan. All property in respect of such forfeited distributions, including interest thereon, shall be promptly returned to the Reorganized Debtor by the respective Indenture Trustee and any such debt securities shall be cancelled.

3.	Minimum; De Minimis Distributions

The Disbursing Agent shall not be required to make partial distributions or payments of fractions of New Common Stock and such fractions shall be deemed to be zero. The total number of authorized shares of New Common Stock to be distributed pursuant to the Plan shall be adjusted, as necessary, to account for the foregoing. No Cash payment of less than $50 shall be made to a Holder of an Allowed Claim on account of such Allowed Claim.

4.	Undeliverable Distributions and Unclaimed Property

(i)	Failure to Claim Undeliverable Distributions

In the event that any distribution to any Holder is returned as undeliverable, no distribution to such Holder shall be made unless and until the Disbursing Agent has determined the then current address of such Holder, at which time such distribution shall be made to such Holder without interest; provided, however, that such distributions shall be deemed unclaimed property under Bankruptcy Code section 347(b) at the expiration of six (6) months from the Effective Date. After such date, all unclaimed property or interests in property shall revert to the Reorganized Debtor (notwithstanding any applicable federal or state escheat, abandoned, or unclaimed property laws to the contrary), and the Claim of any Holder to such property or interest in property shall be released, settled, compromised, and forever barred.

(ii)	Failure to Present Checks

Checks issued by the Disbursing Agent on account of Allowed Claims shall be null and void if not negotiated within ninety (90) days after the issuance of such check. Requests for reissuance of any check shall be made directly to the Disbursing Agent by the Holder of the relevant Allowed Claim with respect to which such check originally was issued. Any Holder of an Allowed Claim holding an un-negotiated check that does not request reissuance of such un¬negotiated check within ninety (90) days after the issuance of such check shall have its Claim for such un-negotiated check discharged and be discharged and forever barred, estopped, and enjoined from asserting any such Claim against the Debtor, the Reorganized Debtor, or their assets and properties.

F.	Compliance with Tax Requirements

In connection with the Plan, to the extent applicable, the Disbursing Agent shall comply with all tax withholding and reporting requirements imposed upon it by any Governmental Unit, and all distributions pursuant to the Plan shall be subject to such withholding and reporting requirements. Notwithstanding the above, each Holder of an Allowed Claim that is to receive a distribution under the Plan shall have the sole and exclusive responsibility for the satisfaction and payment of any taxes imposed on such holder by any governmental unit, including income, withholding and other tax obligations, on account of such distribution. The Disbursing Agent has the right, but not the obligation, not to make a distribution until such Holder has made arrangements satisfactory to the Disbursing Agent for payment of any such withholding tax obligations and, if the Disbursing Agent fails to withhold with respect to any such Holder’s distribution, and is later held liable for the amount of such withholding, the Holder shall reimburse the Disbursing Agent. Notwithstanding any provision in the Plan to the contrary, the Disbursing Agent shall be authorized to take all actions necessary or appropriate to comply with such withholding and reporting requirements, including liquidating a portion of the distribution to be made under the Plan to generate sufficient funds to pay applicable withholding taxes, withholding distributions pending receipt of information necessary to facilitate such distributions, or establishing any other mechanisms it believes are reasonable and appropriate. The Disbursing Agent may require, as a condition to the receipt of a distribution, that the Holder complete the appropriate Form W-8 or Form W-9, as applicable to each Holder. If the Holder fails to comply with such a request within six months, such distribution shall be deemed an unclaimed distribution. Finally, the Disbursing Agent reserves the right to allocate all distributions made under the Plan in compliance with all applicable wage garnishments, alimony, child support, and other spousal awards, Liens, and encumbrances.

G.	Allocations

Distributions in respect of Allowed Claims shall be allocated first to the principal amount (as determined for federal income tax purposes) of such Claims, and then, to the extent the consideration exceeds the principal amount of such Claims, to any portion of such Claims for accrued but unpaid interest.

H.	Setoffs and Recoupment

The Debtor or the Reorganized Debtor may, but shall not be required to, setoff against or recoup from any Claims of any nature whatsoever that the Debtor may have against the claimant, but neither the failure to do so nor the Allowance of any Claim shall constitute a waiver or release by the Debtor or the Reorganized Debtor of any such Claim it may have against the Holder of such Claim.

I.	Claims Paid or Payable by Third Parties

1.	Claims Paid by Third Parties

The Debtor, on or prior to the Effective Date, or the Reorganized Debtor, after the Effective Date, shall reduce a Claim, and such Claim shall be disallowed without a Claims objection having to be Filed and without any further notice, action, order, or approval of the Bankruptcy Court, to the extent that the Holder of such Claim receives payment on account of such Claim from a party that is not the Debtor or the Reorganized Debtor. To the extent a Holder of a Claim receives a distribution on account of such Claim and receives payment from a party that is not the Debtor or the Reorganized Debtor on account of such Claim, such Holder shall, within two weeks of receipt thereof, repay or return the distribution to the Reorganized Debtor, to the extent the Holder’s total recovery on account of such Claim from the third party and under the Plan exceeds the amount of such Claim.

2.	Claims Payable by Third Parties

No distributions under the Plan shall be made on account of an Allowed Claim that is payable pursuant to one of the Debtor’s insurance policies until the Holder of such Allowed Claim has exhausted all remedies with respect to such insurance policy. To the extent that one or more of the Debtor’s insurers agrees to satisfy in full a Claim (if and to the extent adjudicated by a court of competent jurisdiction), then immediately upon such insurers’ agreement, such Claim may be expunged without an objection to such Claim having to be Filed and without any further notice to or action, order, or approval of the Bankruptcy Court.

ARTICLE VII.

PROCEDURES FOR RESOLVING CONTINGENT,

UNLIQUIDATED, AND DISPUTED CLAIMS

A.	Resolution of Disputed Claims

1.	Allowance of Claims

On or after the Effective Date, the Reorganized Debtor shall have and shall retain any and all rights and defenses that the Debtor had with respect to any Claim, except with respect to any Claim deemed Allowed as of the Effective Date. Except as otherwise provided in the Plan or in any order entered in the Chapter 11 Case prior to the Effective Date, including, without limitation, the Confirmation Order, no Claim shall become an Allowed Claim unless and until such Claim is deemed Allowed (i) under the Plan or the Bankruptcy Code or (ii) by Final Order of the Bankruptcy Court, including, without limitation, the Confirmation Order.

2.	No Distribution Pending Allowance

Except as otherwise provided in the Plan, if any portion of a Claim is a Disputed Claim, no payment or distribution provided under the Plan shall be made on account of such Claim unless and until such Disputed Claim becomes an Allowed Claim. To the extent a Disputed Claim becomes an Allowed Claim, in accordance with the provisions of the Plan, distributions shall be made to the Holder of such Allowed Claim, without interest.

3.	Disputed Claims Reserve

(i)	Disputed Claims Reserve

On the Effective Date or as soon as practicable thereafter, the Debtor or the Reorganized Debtor, as applicable, shall deposit into the Disputed Claims Reserve the amount of Cash, New Common Stock and Warrants that would have been distributed to Holders of all Disputed Claims as if such Disputed Claims had been Allowed on the Effective Date, with the amount of such Allowed Claims to be determined, solely for the purpose of establishing reserves and for maximum distribution purposes, to be the lesser of (i) the asserted amount of the Disputed Claim Filed with the Bankruptcy Court, or if no Proof of Claim was Filed, listed by the Debtor in the Schedules, (ii) the amount, if any, estimated by the Bankruptcy Court pursuant to Bankruptcy Code section 502(c), and (iii) the amount otherwise agreed to by the Debtor or the Reorganized Debtor, as applicable, and the Holder of such Disputed Claim for reserve purposes.

(ii)	Distribution of Excess Amounts in the Disputed Claims Reserve

When all Disputed Claims are resolved and either become Allowed or are disallowed by Final Order, to the extent Cash, New Common Stock and/or Warrants remain in the Disputed Claims Reserve after all Holders of Disputed Claims that have become Allowed have been paid the full amount they are entitled to pursuant to the treatment set forth for the appropriate Class under the Plan, then such remaining Cash, New Common Stock and/or Warrants shall be cancelled or shall vest in the Reorganized Debtor.

4.	Prosecution of Objections to Claims

The Debtor, prior to and on the Effective Date, or the Reorganized Debtor, after the Effective Date, shall have the exclusive authority to File objections to Claims or settle, compromise, withdraw or litigate to judgment objections to any and all Claims, regardless of whether such Claims are in a Class or otherwise. From and after the Effective Date, the Reorganized Debtor may settle or compromise any Disputed Claim without any further notice to or action, order or approval of the Bankruptcy Court. From and after the Effective Date, the Reorganized Debtor shall have the sole authority to administer and adjust the Claims Register to reflect any such settlements or compromises without any further notice, action, order, or approval of the Bankruptcy Court.

5.	Claims Estimation

The Debtor, prior to and on the Effective Date, or the Reorganized Debtor, after the Effective Date, may request that the Bankruptcy Court estimate any contingent or unliquidated Claim to the extent permitted by Bankruptcy Code section 502(c) regardless of whether the Debtor or the Reorganized Debtor has previously objected to such Claim or whether the Bankruptcy Court has ruled on any such objection, and the Bankruptcy Court shall have jurisdiction to estimate any Claim at any time during litigation concerning any objection to such Claim, including during the pendency of any appeal relating to any such objection.

6.	Expungement or Adjustment of Claims Without Objection

Any Claim that has been paid, satisfied, or superseded may be expunged on the Claims Register by the Debtor or the Reorganized Debtor, as applicable, and any Claim that has been amended may be adjusted thereon by the Debtor or the Reorganized Debtor, in both cases without a Claims objection having to be Filed and without any further notice to or action, order or approval of the Bankruptcy Court.

7.	Deadline to File Claims Objections

Any objections to Claims shall be Filed by no later than the Claims Objection Bar Date.

B.	Disallowance of Claims

Any Claims held by an Entity from which property is recoverable under Bankruptcy Code sections 542, 543, 550, or 553, or that is a transferee of a transfer avoidable under Bankruptcy Code section 522(f), 522(h), 544, 545, 547, 548, 549, or 724(a), shall be deemed disallowed pursuant to Bankruptcy Code section 502(d), and Holders of such Claims may not receive any Distributions on account of such Claims until such time as such Causes of Action against that Entity have been settled or a Final Order with respect thereto has been entered and all sums due, if any, by that Entity have been turned over or paid by such Entity to the Debtor or the Reorganized Debtor.

EXCEPT AS OTHERWISE AGREED BY THE DEBTOR OR THE REORGANIZED DEBTOR, AS APPLICABLE, ANY AND ALL PROOFS OF CLAIM FILED AFTER THE CLAIMS BAR DATE SHALL BE DEEMED DISALLOWED AND EXPUNGED AS OF THE EFFECTIVE DATE WITHOUT ANY FURTHER NOTICE TO OR ACTION, ORDER, OR APPROVAL OF THE BANKRUPTCY COURT, AND HOLDERS OF SUCH CLAIMS MAY NOT RECEIVE ANY DISTRIBUTIONS ON ACCOUNT OF SUCH CLAIMS, UNLESS SUCH LATE PROOF OF CLAIM IS DEEMED TIMELY FILED BY A FINAL ORDER OF THE BANKRUPTCY COURT.

C.	Amendments to Claims

On or after the Effective Date, a Claim may not be Filed or amended without prior authorization of the Bankruptcy Court or the Reorganized Debtor, and any such new or amended Claim Filed without such prior authorization shall be deemed disallowed in full and expunged without any further action.

ARTICLE VIII.

SETTLEMENT, RELEASE, INJUNCTION,

AND RELATED PROVISIONS

A.	Discharge of Claims and Termination of Equity Interests

Pursuant to and to the fullest extent permitted by Bankruptcy Code section 1141(d), and except as otherwise provided in the Plan, the distributions, rights, and treatment that are provided in the Plan shall be in full and final satisfaction, settlement, release, and discharge, effective as of the Effective Date, of all Claims, Equity Interests, and Causes of Action of any nature whatsoever, including any interest accrued on Claims or Equity Interests from and after the Commencement Date, whether known or unknown, against, liabilities of, Liens on, obligations of, rights against, and Equity Interests in the Debtor, the Reorganized Debtor, or their assets or properties, regardless of whether any property shall have been distributed or retained pursuant to the Plan on account of such Claims or Equity Interests, including demands, liabilities, and Causes of Action that arose before the Effective Date, any contingent or non-contingent liability on account of representations or warranties issued on or before the Effective Date, and all debts of the kind specified in Bankruptcy Code sections 502(g), 502(h), or 502(i), in each case whether or not: (i) a Proof of Claim or Equity Interest based upon such Claim, debt, right, or Equity Interest is Filed or deemed Filed pursuant to Bankruptcy Code section 501; (ii) a Claim or Equity Interest based upon such Claim, debt, right, or Equity Interest is Allowed pursuant to Bankruptcy Code section 502; or (iii) the Holder of such a Claim or Equity Interest has accepted the Plan. Any default by the Debtor with respect to any Claim or Equity Interest that existed immediately before or on account of the Filing of the Chapter 11 Case shall be deemed cured on the Effective Date. The Confirmation Order shall be a judicial determination of the discharge of all Claims against and Equity Interests in the Debtor, subject to the Effective Date occurring.

B.	Injunction

Except as otherwise provided in the Plan and the Amended Plan Settlement, from and after the Effective Date, all Entities that have held, hold, or may hold Claims against, Claims that may result in reimbursement, contribution, or indemnification by the Debtor on account of such Claims, or Equity Interests in the Debtor or the Estate are permanently enjoined from taking any of the following actions against the Debtor, the Reorganized Debtor, or the Estate: (i) commencing or continuing in any manner any action or other proceeding of any kind on account of or in connection with or with respect to any such Claims or Equity Interests; (ii) enforcing, attaching, collecting, or recovering by any manner or means any judgment, award, decree, or order against such Entities on account of or in connection with or with respect to any such Claims or Equity Interests; (iii) creating, perfecting, or enforcing any Lien of any kind against such Entities or the property or estates of such Entities on account of or in connection with or with respect to any such Claims or Equity Interests; (iv) asserting any right of setoff, subrogation, or recoupment of any kind against any obligation due from such Entities or against the property of such Entities on account of or in connection with or with respect to any such Claims or Equity Interests, unless such Holder has Filed a motion requesting the right to perform such setoff, subrogation, or recoupment on or before the Confirmation Date, and notwithstanding an indication in a Proof of Claim or otherwise that such Holder asserts, has, or intends to preserve any right of setoff, subrogation, or recoupment pursuant to Bankruptcy Code section 553 or otherwise, provided, however, that nothing herein shall detract from AAC’s ability to exercise its right of offset pursuant to section 7 of the Cost Allocation Agreement without notice or further order of the Bankruptcy Court; and (v) commencing or continuing, in any manner or in any place, any action that does not comply with or is inconsistent with the provisions of the Plan.

C.	Exculpation

Except as otherwise provided in Article VIII.H of the Plan, none of the Released Parties shall have or incur any liability to any holder of any Claim or Equity Interest for any act or omission in connection with or arising out of the Debtor’s restructuring, including, without limitation, the negotiation and execution of the Plan, the Chapter 11 Case, the Disclosure Statement, the solicitation of votes for and the pursuit of the Plan, the Consummation of the Plan, the CDS Settlement Agreement, the rehabilitation of the Segregated Account, or the administration of the Plan or the Cash, New Common Stock and Warrants, if issued, to be distributed under the Plan, and further including, without limitation, all documents ancillary thereto, all decisions, actions, inactions and alleged negligence or misconduct relating thereto, and all prepetition activities leading to the promulgation and confirmation of the Plan; provided, however, that the foregoing shall not apply to (i) any act or omission that might form the basis of any claim by any policyholder or securities holder in connection with or arising out of any policy issued by AAC; or (ii) any act which constitutes a bankruptcy crime under title 18 of the United States Code. Nothing in this section shall (a) be construed to exculpate any entity from fraud, gross negligence, willful misconduct, malpractice, criminal conduct, misuse of confidential information that causes damages, or ultra vires acts or (b) limit the liability of the professionals of the Debtor, the Reorganized Debtor, the Committee, and the Indenture Trustees, to their respective clients pursuant to DR 6-102 of the Code of Professional Responsibility. Notwithstanding the foregoing, nothing in Article VIII.C of the Plan or the Plan generally may be construed as waiving immunity, or as subjecting the Rehabilitator or OCI, or the Rehabilitator’s or OCI’s employees or agents, to liability, including contractual liability, for matters that are otherwise subject to immunity from liability, including immunity under Wis. Stat. § 645.08(2).

D.	General Releases by the Debtor

For good and valuable consideration, including the facilitation of the Debtor’s expeditious reorganization, on and after the Effective Date, the Released Parties shall be released and discharged by the Debtor, the Reorganized Debtor, and the Estate from any and all Claims and Causes of Action of any nature whatsoever, including any derivative Claims asserted by or on behalf of the Debtor, based upon or relating to any act, omission, transaction, event, or other occurrence taking place on or prior to the Effective Date; provided, however, that the foregoing shall not apply to any act which constitutes a bankruptcy crime under title 18 of the United States Code or any claims arising under the Amended TSA, the Cost Allocation Agreement, the Cooperation Agreement, the Mediation Agreement or any other documents entered into in connection with the Amended Plan Settlement; provided further, however, that the Released Parties shall not be released from any Claims arising out of or relating to the Securities Actions, and any releases of the Released Parties granted pursuant to the Stipulation of Settlement shall not become effective, unless and until the Stipulation of Settlement 9019 Approval Order becomes a Final Order and the Stipulation of Settlement becomes effective as set forth in paragraph 35 thereof.

E.	General Releases by Holders of Claims and Equity Interests

Except as otherwise provided in Article VIII.H of the Plan and to the extent permitted by applicable law, as of the Effective Date, each Entity that has held, holds, or may hold a Claim or an Equity Interest, as applicable, in consideration for the obligations of the Debtor under the Plan, the Plan distributions, and other agreements, securities, instruments, or other documents executed or delivered in connection with the Plan, shall be deemed to have conclusively, absolutely, unconditionally, irrevocably, and forever released and discharged the Released Parties from any and all Claims and Causes of Action of any nature whatsoever, including any derivative Claims asserted by or on behalf of the Debtor, that such entity would have been legally entitled to assert based upon or relating to any act, omission, transaction, event, or other occurrence taking place on or prior to the Effective Date and based upon or relating to the Debtor, the Estate, the Reorganized Debtor, the Chapter 11 Case, or the preparation, negotiation, or implementation of the Plan or Disclosure Statement; provided, however, that the foregoing shall not apply to (i) any act which constitutes a bankruptcy crime under title 18 of the United States Code, (ii) any claims that policyholders or securities holders may have against AAC or the Segregated Account pursuant to their respective policies or securities, (iii) any obligations of the Reorganized Debtor pursuant to the Plan, and (iv) any claims arising under the Amended TSA, the Cost Allocation Agreement, the Cooperation Agreement, the Mediation Agreement or any other documents entered into in connection with the Amended Plan Settlement; provided further, however, that the Released Parties shall not be released from any Claims arising out of or relating to the Securities Actions, and any releases of the Released Parties granted pursuant to the Stipulation of Settlement shall not become effective, unless and until the Stipulation of Settlement 9019 Approval Order becomes a Final Order and the Stipulation of Settlement becomes effective as set forth in paragraph 35 thereof. Notwithstanding anything to the contrary in the Plan, One State Street, LLC shall continue to be entitled to the benefits set forth in the OSS Settlement Agreement. Neither the Plan nor any contract, instrument, release, agreement, or document executed or delivered in connection therewith, nor the occurrence of the Effective Date, shall release, waive, discharge, contribute, or assign any of the claims or causes of action against the non-debtor defendants in the ERISA Action.

F.	Releases Required Pursuant to the Stipulation of Settlement

In accordance with the Stipulation of Settlement, the Plan includes the following releases, which shall become effective at the time, and only in the event that, the Stipulation of Settlement becomes effective and the Stipulation of Settlement 9019 Approval Order becomes a Final Order:

1.

To the fullest extent permitted by applicable law, on the Effective Date, all Persons or Entities, including, but not limited, to the Ambac Entities and any shareholder or creditor of any of the Ambac Entities (including any other Person or Entity purportedly acting derivatively on behalf of the Ambac Entities) shall be permanently barred and enjoined from instituting, prosecuting, or continuing to prosecute any and all manner of Claims, actions, Causes of Actions, suits, controversies, agreements, costs, damages, judgments, and demands whatsoever, known or Unknown (as defined in the Stipulation of Settlement), suspected or unsuspected, accrued or unaccrued, arising under the laws, regulations, or common law of the United States of America, any state or political subdivision thereof, or any foreign country or jurisdiction, in law, contract, or in equity, against any or all of the Individual Defendants and any or all of the current or former officers, directors, or employees of any Ambac Entity (i) that were, could have been, might have been, or might be in the future asserted in any of the Securities Actions or any of the Derivative Actions; (ii) in connection with, arising out of, related to, or based upon, in whole or in part, directly or indirectly, any action or omission or failure to act within the Class Period or relevant periods specified in any of the Derivative Actions by any of the Individual Defendants or any of the current or former officers, directors, or employees of any Ambac Entity relating to any Ambac Entity or in his or her capacity as an officer, director, or employee of any Ambac Entity; or (iii) that allege, arise out of, or are based upon or attributable to any fact, action, omission, or failure to act that is alleged in any of the Securities Actions or the Derivative Actions or related to any fact, action, omission, or failure to act alleged in the Securities Actions or the Derivative Actions.

2.	On the Effective Date, the Reorganized Debtor, on behalf of itself and (to the fullest extent of its power to do so) all Ambac Entities and (to the fullest extent of their power to do so) any shareholder, creditor, or other Person or Entity purporting to sue on behalf of or in the right of any of the Ambac Entities, shall be deemed to fully release any and all manner of Claims, actions, Causes of Action, suits, controversies, agreements, costs, damages, judgments, and demands whatsoever, known or Unknown (as defined in the Stipulation of Settlement), suspected or unsuspected, accrued or unaccrued, arising under the laws, regulations, or common law of the United States of America, any state or political subdivision thereof, or any foreign country or jurisdiction, in law, contract, or in equity, against any or all of the Individual Defendants and any or all of the current or former officers, directors, or employees of any Ambac Entity (i) that were, could have been, might have been, or might be in the future asserted in any of the Securities Actions or any of the Derivative Actions; (ii) in connection with, arising out of, related to, or based upon, in whole or in part, directly or indirectly, any action or omission or failure to act within the Class Period or relevant periods specified in any of the Derivative Actions by any of the Individual Defendants or any of the current or former officers, directors, or employees of any Ambac Entity relating to any Ambac Entity or in his or her capacity as an officer, director, or employee of any Ambac Entity; or (iii) that allege, arise out of, or are based upon or attributable to any fact, action, omission, or failure to act that is alleged in any of the Securities Actions or the Derivative Actions or related to any fact, action, omission, or failure to act alleged in the Securities Actions or the Derivative Actions.

3.	The injunctions and releases set forth in Article VIII.F of the Plan and in the Stipulation of Settlement 9019 Approval Order do not release and/or bar the ERISA claims at issue in the ERISA Action, provided that nothing in Article VIII.F of the Plan or in the Stipulation of Settlement or the amendments thereto shall be deemed a waiver by the defendants in the ERISA Action of their rights to maintain that any recovery by the Savings Plan pursuant to the Stipulation of Settlement approved hereby shall offset any recovery by the plaintiffs in the ERISA Action.

G.	Release of Liens

Except as otherwise provided in the Plan, on the Effective Date and concurrently with the applicable distributions made pursuant to the Plan, and, in the case of a Class 2 Secured Claim, satisfaction in full of the portion of such Claim that is Allowed as of the Effective Date, all mortgages, deeds, trusts, Liens, pledges, or other security interests against any property of the

Estate shall be fully released and discharged, and all of the right, title, and interest of any Holder of such mortgages, deeds, trusts, Liens, pledges, or other security interests shall revert to the Reorganized Debtor.

H.	Limitation on Applicability of Discharge, Release, and Injunction Provisions on the United States

As to the United States, notwithstanding anything contained in the Plan or Confirmation Order to the contrary, nothing in the Plan or Confirmation Order shall discharge, release, impair, or otherwise preclude: (i) any liability of the Debtor or Reorganized Debtor arising on or after the Confirmation Date; (ii) any liability to the United States that is not a Claim; (iii) any valid right of setoff or recoupment of the United States against the Debtor; or (iv) any liability of the Debtor or Reorganized Debtor under any environmental law to any governmental unit, as the owner or operator of property that such entity owns or operates after the Confirmation Date.

As to the United States, nothing in the Plan or Confirmation Order shall limit or expand the scope of discharge, release, or injunction to which the Debtor or Reorganized Debtor is entitled to under the Bankruptcy Code, if any. The Plan and Confirmation Order shall bind the United States only to the extent that the United States is a creditor, as defined in Bankruptcy Code section 101(10). The discharge, release, and injunction provisions contained in the Plan and Confirmation Order are not intended and shall not be construed to bar the United States from, subsequent to entry of the Confirmation Order, pursuing any police or regulatory action. Nothing contained in the Plan or Confirmation Order shall be deemed to determine the tax liability of any Person or Entity, including, but not limited to, the Debtor and Reorganized Debtor, nor shall the Plan or Confirmation Order be deemed to have determined the federal tax treatment of any item, distribution, or Entity, including the federal tax consequences of the Plan, nor shall anything in the Plan or Confirmation Order be deemed to have conferred jurisdiction upon the Bankruptcy Court to make determinations as to federal tax liability and federal tax treatment except as provided under Bankruptcy Code section 505.

Nothing in the Plan or Confirmation Order shall release or exculpate any non-Debtor, including the Released Parties, from any liability to the United States, including but not limited to any liabilities arising under the IRC, the environmental laws, or the criminal laws against the Released Parties, nor shall anything in the Plan or Confirmation Order enjoin the United States from bringing any Claim, Cause of Action, or other proceeding against the Released Parties for any liability whatsoever; provided, however, that the foregoing sentence shall not limit the scope of discharge granted to the Debtor and Reorganized Debtor under Bankruptcy Code sections 524 and 1141.

ARTICLE IX.

CONDITIONS PRECEDENT TO CONFIRMATION

AND CONSUMMATION OF THE PLAN

A.	Conditions Precedent to Confirmation

It shall be a condition to Confirmation of the Plan that the following conditions shall have been satisfied or waived pursuant to Article IX.C of the Plan: (i) the Bankruptcy Court shall have approved the Disclosure Statement with respect to the Plan; (ii) the Ruling Request Agreement shall have been executed by the parties thereto; and (iii) the proposed Confirmation Order shall be in form and substance reasonably satisfactory to (a) the Debtor and (b) only to the extent such Confirmation Order relates to the Amended Plan Settlement, the Amended TSA, resolution of the IRS Dispute, the Cost Allocation Agreement, the Cooperation Agreement, or the Ruling Request Agreement, AAC.

B.	Conditions Precedent to Consummation

It shall be a condition to Consummation of the Plan that the following conditions shall have been satisfied or waived pursuant to Article IX.C of the Plan: (i) the Confirmation Order shall have become a Final Order; (ii) the Bankruptcy Court shall have approved any plan supplement filed with respect to the Plan; (iii) the New Organizational Documents shall have been effected; (iv) the Debtor or the Reorganized Debtor, as applicable, shall have executed and delivered all documents necessary to effectuate the issuance of the New Common Stock and, if applicable, Warrants; (v) all authorizations, consents, and regulatory approvals required, if any, in connection with the consummation of the Plan shall have been obtained; (vi) the Stipulation of Settlement shall have become effective; (vii) the terms of the IRS Settlement shall have been approved by OCI, the United States, the Rehabilitation Court, the Committee, and the boards of directors of the Debtor and AAC and all conditions to the effectiveness of the IRS Settlement shall have been satisfied; (viii) the IRS Settlement and all transaction documents relating thereto shall have been executed by the parties thereto; (ix) the Bankruptcy Court shall have entered an order pursuant to Bankruptcy Rule 9019 approving the IRS Settlement; (x) the aggregate face amount of Allowed and Disputed General Unsecured Claims shall be less than $50,000,000.00; (xi) the Rehabilitation Court shall have approved the transactions contemplated by the Mediation Agreement, the Amended TSA, the Cost Allocation Agreement, and the Cooperation Agreement Amendment; (xii) the Cash Grant will have been paid or paid into escrow as set forth in the Mediation Agreement; (xiii) the Amended TSA, the Cooperation Agreement Amendment and the Cost Allocation Agreement shall have been executed; and (xiv) all other actions, documents, certificates, and agreements necessary to implement the Plan shall have been effected or executed and delivered to the required parties and, to the extent required, filed with the applicable Governmental Units in accordance with applicable laws.

C.	Waiver of Conditions

With the consent of AAC, OCI, the Rehabilitator, and the Committee, and after consultation with the Informal Group, the Debtor shall have the right to waive one or more of the conditions to Confirmation or Consummation of the Plan set forth in Article IX of the Plan at any time without notice, leave, or order of the Bankruptcy Court or any formal action other than proceeding to confirm or consummate the Plan; provided, however, that the Debtor shall not waive the conditions precedent to Consummation set forth in Article IX.B.(vii), (viii), or (ix) of the Plan without the consent of the IRS.

D.	Effect of Nonoccurrence of Conditions

If each of the conditions to Confirmation and Consummation, other than the conditions to Consummation set forth in Article IX.B.(vii), (viii), or (ix) of the Plan, has not been satisfied or duly waived on or before the date that is 180 days after the Confirmation Date, the Debtor, with the consent of the Committee, AAC, OCI and the Rehabilitator, which consents shall not be unreasonably withheld, and after consultation with the Informal Group, may move the Bankruptcy Court to vacate the Confirmation Order. If the condition set forth in Article IX.B.(vii) of the Plan has not been met on or before the date that is one (1) year after the Confirmation Date, which date may be extended only upon the consent of the IRS, the Confirmation Order shall be automatically vacated. In addition, the Confirmation Order shall be automatically vacated upon notice to the Bankruptcy Court and to the Debtor by the United States that (i) the IRS Settlement will not be accepted by the United States, (ii) the Offer Letter has been withdrawn prior to its acceptance by the United States, or (iii) either the Rehabilitation Court or the Bankruptcy Court has not approved the IRS Settlement within ninety (90) days following its approval by the United States. If the Confirmation Order is vacated pursuant to this provision, the Plan shall be null and void in all respects and nothing contained in the Plan or the Disclosure Statement shall: (a) constitute a waiver or release of any claims by or Claims against or Equity Interests in the Debtor; (b) prejudice in any manner the rights of the Debtor, any Holders, or any other Entity; or (c) constitute an admission, acknowledgment, offer, or undertaking by the Debtor, any Holders, or any other Entity in any respect. For the avoidance of doubt, if the Confirmation Order is vacated pursuant to this provision, the Confirmation Order shall not in any way affect the IRS Dispute.

ARTICLE X.

MODIFICATION, REVOCATION, OR WITHDRAWAL OF THE PLAN

A.	Modification and Amendments

The Debtor may amend, modify, or supplement the Plan pursuant to Bankruptcy Code section 1127(a) at any time prior to the Confirmation Date; provided that the Debtor obtain the consent, which shall not be unreasonably withheld, of the Committee, AAC, OCI and the Rehabilitator, only to the extent such amendment, modification or supplement relates to the Amended Plan Settlement, the Amended TSA, resolution of the IRS Dispute, the Cost Allocation Agreement, the Cooperation Agreement, or the Ruling Request Agreement. After the Confirmation Date, but prior to Consummation of the Plan, the Debtor may, (i) with the consent, which shall not be unreasonably withheld, of the Committee, AAC, OCI and the Rehabilitator, only to the extent such amendment, modification, or supplement relates to the Amended Plan Settlement, the Amended TSA, resolution of the IRS Dispute, the Cost Allocation Agreement, the Cooperation Agreement, or the Ruling Request Agreement, and (ii) upon consultation with the Informal Group, amend, modify, or supplement the Plan without further order of the Bankruptcy Court to remedy any defect or omission or reconcile any inconsistencies in the Plan or the Confirmation Order.

B.	Effect of Confirmation on Modifications

Pursuant to Bankruptcy Code section 1127(a), entry of a Confirmation Order shall mean that all modifications or amendments to the Plan since the solicitation thereof are approved and do not require additional disclosure or re-solicitation under Bankruptcy Rule 3019.

C.	Revocation or Withdrawal of the Plan

The Debtor reserves the right to revoke or withdraw the Plan prior to the Confirmation Date and to File subsequent chapter 11 plans; provided that the Debtor obtain the consent, which shall not be unreasonably withheld, of the Committee, AAC, OCI and the Rehabilitator, only to the extent such revocation or withdrawal relates to the Amended Plan Settlement, the Amended TSA, resolution of the IRS Dispute, the Cost Allocation Agreement, the Cooperation Agreement, or the Ruling Request Agreement. If the Debtor revokes or withdraws the Plan, or if Confirmation or Consummation does not occur, then: (i) the Plan shall be null and void in all respects; (ii) any settlement or compromise embodied in the Plan, assumption or rejection of executory contracts or unexpired leases effected by the Plan, and any document or agreement executed pursuant to the Plan shall be deemed null and void except as may be set forth in a separate order entered by the Bankruptcy Court; and (iii) nothing contained in the Plan shall constitute a waiver or release of any Claims by or against, or any Equity Interests in, the Debtor or any other Entity, prejudice in any manner the rights of the Debtor or any other Entity, or constitute an admission, acknowledgement, offer, or undertaking of any sort by the Debtor or any other Entity.

ARTICLE XI.

RETENTION OF JURISDICTION

Notwithstanding the entry of the Confirmation Order and the occurrence of the Effective Date and except as otherwise provided by the Mediation Agreement, the Amended TSA, the Cost Allocation Agreement, the Cooperation Agreement Amendment, or the Ruling Request Agreement, the Bankruptcy Court shall, after the Effective Date, retain such jurisdiction over the Chapter 11 Case and all Entities with respect to all matters related to the Chapter 11 Case, the Debtor, and the Plan as legally permissible, including, without limitation, jurisdiction to:

1.	allow, disallow, determine, liquidate, classify, estimate, or establish the priority, secured, or unsecured status, or amount of any Claim or Equity Interest, including the resolution of any request for payment of any Administrative Claim, including Claims of a Professional for services rendered to the Debtor or any Committee, and the resolution of any and all objections to the secured or unsecured status, priority, amount, or allowance of Claims or Equity Interests;

2.	decide and resolve all matters related to the granting and denying, in whole or in part, any applications for allowance of compensation or reimbursement of expenses to Professionals authorized pursuant to the Bankruptcy Code or the Plan;

3.	decide and resolve all matters related to the reasonableness of the Indenture Trustee Fees and the Informal Group Fees;

4.	resolve any matters related to: (i) the assumption, assumption and assignment, or rejection of any executory contract or unexpired lease to which the Debtor is party or with respect to which the Debtor may be liable, and the hearing, determination, and, if necessary, liquidation of any Claims arising therefrom, including Cure Claims pursuant to Bankruptcy Code section 365; (ii) any potential contractual obligation under any executory contract or unexpired lease that is assumed; and (iii) any dispute regarding whether a contract or lease is or was executory or expired;

5.	ensure that distributions to Holders of Allowed Claims and Equity Interests are accomplished pursuant to the provisions of the Plan;

6.	adjudicate, decide, or resolve any motions, adversary proceedings, Causes of Action, contested or litigated matters, and any other matters, and grant or deny any applications involving the Debtor that may be pending on the Effective Date;

7.	adjudicate, decide, or resolve any and all matters related to Bankruptcy Code sections 1141 and 1145;

8.	interpret, implement, or enforce the IRS Settlement or any order pursuant to Bankruptcy Rule 9019 approving the IRS Settlement;

9.	enter and implement such orders as may be necessary or appropriate to execute, implement, or consummate the provisions of the Plan and all contracts, instruments, releases, indentures, and other agreements or documents, including the Cost Allocation Agreement and the Amended TSA, created in connection with the Plan or the Disclosure Statement;

10.	implement, interpret, or enforce any and all matters relating to the Confirmation Order (including the Trading Order and any requirements set forth therein or in any notice disseminated pursuant to such Trading Order);

11.	resolve any disputes or controversies arising from or relating to that certain stipulation and agreed order resolving Karthikeyan V. Veera’s objection to confirmation of the Plan, Filed on March 12, 2012;

12.	enter and enforce any order pursuant to Bankruptcy Code sections 363, 1123, or 1146(a) for the sale of property;

13.	resolve any cases, controversies, suits, disputes, or Causes of Action that may arise in connection with the Consummation, interpretation, or enforcement of the Plan or any Entity’s obligations in connection with the Plan;

14.	issue injunctions, enter and implement other orders, or take such other actions as may be necessary or appropriate to restrain interference by any Entity with Consummation or enforcement of the Plan;

15.	resolve any cases, controversies, suits, disputes, or Causes of Action with respect to the releases, injunctions, and other provisions contained in Article VIII of the Plan and enter such orders as may be necessary or appropriate to implement such releases, injunctions, and other provisions;

16.	enter and implement such orders as are necessary or appropriate if the Confirmation Order is for any reason modified, stayed, reversed, revoked, or vacated;

17.	enter an order or final decree concluding or closing the Chapter 11 Case;

18.	adjudicate any and all disputes arising from or relating to distributions under the Plan;

19.	consider any modifications of the Plan, to cure any defect or omission, or reconcile any inconsistency in any Bankruptcy Court order, including the Confirmation Order;

20.	determine requests for the payment of Administrative Claims or Claims entitled to priority pursuant to Bankruptcy Code section 507;

21.	hear and determine disputes arising in connection with the interpretation, implementation, or enforcement of the Plan, or the Confirmation Order, including disputes arising under agreements, securities, instruments, or other documents;

22.	hear and determine matters in accordance with Bankruptcy Code sections 346, 505, and 1146;

23.	hear and determine all disputes involving the existence, nature, or scope of the Debtor’s discharge, including any dispute relating to any liability arising out of the termination of employment or the termination of any employee or retiree benefit program, regardless of whether such termination occurred prior to or after the Effective Date;

24.	enforce all orders previously entered by the Bankruptcy Court; and

25.	hear any other matter not inconsistent with the Bankruptcy Code.

ARTICLE XII.

MISCELLANEOUS PROVISIONS

A.	Immediate Binding Effect

Subject to Article IX.B of the Plan and notwithstanding Bankruptcy Rules 3020(e), 6004(g), 7062, or otherwise, upon the occurrence of the Effective Date, the terms of the Plan shall be immediately effective and enforceable and deemed binding upon the Debtor, the Reorganized Debtor, and any and all Holders of Claims or Equity Interests (irrespective of whether such Claims or Equity Interests are deemed to have accepted the Plan), all Entities that are parties to or are subject to the settlements, compromises, releases, discharges, and injunctions described in the Plan, each Entity acquiring property under the Plan, and any and all non-Debtor parties to executory contracts and unexpired leases with the Debtor.

B.	Additional Documents

On or before the Effective Date, the Debtor may File with the Bankruptcy Court any and all agreements and other documents that may be necessary or appropriate in order to effectuate and further evidence the terms and conditions of the Plan.

C.	Payment of Statutory Fees

All fees payable pursuant to 28 U.S.C. § 1930 and, if applicable, 28 U.S.C. § 3717, as determined by the Bankruptcy Court at a hearing pursuant to Bankruptcy Code section 1128, shall be paid for each quarter (including any fraction thereof) until the Chapter 11 Case is converted, dismissed, or closed, whichever occurs first.

D.	Dissolution of Committee

On the later of (i) the Effective Date, or (ii) the date on which the New Common Stock and Warrants, as applicable, have been delivered to the Holders of Allowed General Unsecured Claims, Senior Notes Claims, and Subordinated Notes Claims pursuant to the Plan, the Committee shall dissolve automatically, whereupon its members, Professionals, and agents shall be released from any further authority, duties, obligations and responsibilities in the Chapter 11 Case and under the Bankruptcy Code; provided, however, that, for sixty (60) days following the Effective Date, the Committee shall continue to exist for the sole purpose of appointing a replacement nominee in accordance with Article IV.K. herein. The Committee shall be dissolved by the earlier of (a) sixty (60) days following the Effective Date, or (b) the date on which the Committee notifies the Debtor of its appointment of a replacement New Board nominee. Additionally, following the Effective Date, the Committee shall (a) continue to have standing and a right to be heard with respect to (1) Claims and/or applications for compensation by Professionals and requests for allowance of Administrative Expenses, including, but not limited to, filing applications for Accrued Professional Compensation in accordance with Article II.C of the Plan and (2) any appeals of the Confirmation Order that remain pending as of the Effective Date, and (b) continue to respond to creditor inquiries for one hundred twenty (120) days following the Effective Date.

E.	Reservation of Rights

Except as otherwise provided in the Plan, the Plan shall have no force or effect unless the Bankruptcy Court enters the Confirmation Order. None of the Filing of the Plan, any statement or provision contained in the Plan, or the taking of any action by the Debtor with respect to the Plan or the Disclosure Statement shall be or shall be deemed to be an admission or waiver of any rights of the Debtor with respect to the Holders of Claims or Equity Interests prior to the Effective Date.

F.	Successors and Assigns

The rights, benefits, and obligations of any Entity named or referred to in the Plan shall be binding on, and shall inure to the benefit of any heir, executor, administrator, successor or assign, Affiliate, officer, director, agent, representative, attorney, beneficiaries, or guardian, if any, of each Entity.

G.	Service of Documents

All notices, requests and demands to or upon the Debtor to be effective shall be in writing (including by facsimile transmission) and, unless otherwise expressly provided herein, shall be deemed to have been duly given or made when actually delivered or, in the case of notice by facsimile transmission, when received and telephonically confirmed, addressed as follows:

Ambac Financial Group, Inc.

One State Street Plaza

Attn: General Counsel

New York, NY 10004

and

Hogan Lovells US LLP

Counsel for the Debtor

875 Third Avenue

Attn: Peter A. Ivanick, Esq., and Allison H. Weiss, Esq.

New York, NY 10022

With copies to:

Morrison & Foerster LLP

Counsel for the Committee

1290 Avenue of the Americas

Attn: Anthony Princi, Esq.

New York, NY 10104

After the Effective Date, the Reorganized Debtor has authority to send a notice to Entities that in order to continue to receive documents pursuant to Bankruptcy Rule 2002, they must File a renewed request to receive documents with the Bankruptcy Court. After the Effective Date, the Debtor is authorized to limit the list of Entities receiving documents pursuant to Bankruptcy Rule 2002 to those Entities who have Filed such renewed requests.

H.	Further Assurances

The Debtor or the Reorganized Debtor, as applicable, all Holders of Claims receiving distributions pursuant to the Plan, and all other Entities shall, from time to time, prepare, execute, and deliver any agreements or documents and take any other actions as may be necessary or advisable to effectuate the provisions and intent of the Plan or the Confirmation Order.

I.	Term of Injunctions or Stays

Unless otherwise provided in the Plan or in the Confirmation Order, all injunctions or stays in effect in the Chapter 11 Case pursuant to Bankruptcy Code sections 105 or 362 or any order of the Bankruptcy Court, and extant on the Confirmation Date (excluding any injunctions or stays contained in the Plan or the Confirmation Order) shall remain in full force and effect until the Effective Date. All injunctions or stays contained in the Plan, the Confirmation Order and the Stipulation of Settlement 9019 Approval Order shall remain in full force and effect in accordance with their terms.

J.	Entire Agreement

Except as otherwise indicated, the Plan supersedes all previous and contemporaneous negotiations, promises, covenants, agreements, understandings, and representations on such subjects, all of which have become merged and integrated into the Plan.

K.	Exhibits and Related Documents

All exhibits and documents Filed in relation to the Plan are incorporated into and are a part of the Plan as if set forth in full in the Plan. After any exhibits and documents are Filed, copies of such exhibits and documents shall be available upon written request to the Debtor’s counsel at the address above or by downloading such exhibits and documents from the Debtor’s restructuring website, http://www.kccllc.net/ambac, or the Bankruptcy Court’s website, http://www.nys.uscourts.gov (a PACER login and password are required to access documents on the Bankruptcy Court’s website).

L.	Severability of Plan Provisions

If, before Confirmation of the Plan, any term or provision of the Plan is held by the Bankruptcy Court to be invalid, void, or unenforceable, the Bankruptcy Court shall have the power to alter and interpret such term or provision to make it valid or enforceable to the maximum extent practicable, consistent with the original purpose of the term or provision held to be invalid, void, or unenforceable, and such term or provision shall then be applicable as altered or interpreted. Notwithstanding any such holding, alteration, or interpretation, the remainder of the terms and provisions of the Plan shall remain in full force and effect and shall in no way be affected, impaired, or invalidated by such holding, alteration, or interpretation. The Confirmation Order shall constitute a judicial determination and shall provide that each term and provision of the Plan, as it may have been altered or interpreted in accordance with the foregoing, is valid and enforceable.

M.	Closing of Chapter 11 Case

Promptly after the full administration of the Chapter 11 Case, the Reorganized Debtor shall File with the Bankruptcy Court all documents required by Bankruptcy Rule 3022 and any applicable order of the Bankruptcy Court to close the Chapter 11 Case.

N.	Waiver or Estoppel Conflicts

Each Holder of a Claim or Equity Interest shall be deemed to have waived any right to assert any argument, including the right to argue that its Claim or Equity Interest should be Allowed in a certain amount, in a certain priority, secured, or not subordinated, by virtue of an agreement made with the Debtor or its counsel, the Committee or its counsel, or any other Entity, if such agreement was not disclosed in the Plan, the Disclosure Statement, or papers Filed with the Bankruptcy Court prior to the Confirmation Date.

O.	Conflicts

Except as set forth in the Plan or unless otherwise ordered by the Bankruptcy Court, to the extent that the Disclosure Statement, any order of the Bankruptcy Court (other than the Confirmation Order), or any exhibit to the Plan or document executed or delivered in connection with the Plan is inconsistent with the terms of the Plan, the terms of the Plan shall control; provided, however, that to the extent the Mediation Agreement, the Amended TSA, the Cost Allocation Agreement, the Cooperation Agreement Amendment, the Ruling Request Agreement, the Stipulation of Settlement, or the Stipulation of Settlement 9019 Approval Order may be inconsistent with the Plan, the terms of such document shall control.

Dated: April 29, 2013	Respectfully Submitted,
New York, New York

/s/ Stephen M. Ksenak
Ambac Financial Group, Inc.
By: Stephen M. Ksenak
Title: Senior Managing Director and General Counsel